   As filed with the Securities and Exchange Commission on January 6, 1999


                                                            File No.




                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                       FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          [X]


     Pre-Effective Amendment No.                                 [ ]
                                 ---

     Post-Effective Amendment No.
                                 ---


REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940



                      HARTFORD LIFE INSURANCE COMPANY
                     THOMSON MCKINNON SEPARATE ACCOUNT
                        (Exact Name of Registrant)

                      HARTFORD LIFE INSURANCE COMPANY
                           (Name of Depositor)

                              P.O. BOX 2999
                        HARTFORD, CT  06104-2999
                   (Address of Depositor's Principal Offices)

                                 (860) 843-6733
                 (Depositor's Telephone Number, Including Area Code)

                             MARIANNE O'DOHERTY
                               HARTFORD LIFE
                                P.O. BOX 2999
                          HARTFORD, CT  06104-2999
                     (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.


  It is promised that this will become effective:


     immediately upon filing pursuant to paragraph (b) of Rule 485
 ---
     on May 1, 1999 pursuant to paragraph (b) of Rule 485
 ---
     60 days after filing pursuant to paragraph (a)(1) of Rule 485
 ---
     on ______ 1998 pursuant to paragraph (a)(1) of Rule 485
 ---
     this posteffective amendment designates a new effective
 --- date for a previously filed post-effective amendment.


PURSUANT TO RULE 24F-2(a) UNDER THE INVESTMENT COMPANY ACT OF 1940, THE REGISTRANT HAS REGISTERED AN INDEFINITE AMOUNT OF SECURITIES.

                           CROSS REFERENCE SHEET
                           PURSUANT TO RULE 495(A)


     N-4 ITEM NO.                       PROSPECTUS HEADING
     ------------                       ------------------

1.    Cover Page                        Hartford, The Separate Account and The
                                        Funds

2.    Definitions                       Glossary of Special Terms

3.    Synopsis or Highlights            Summary

4.    Condensed Financial               Not Applicable
      Information

5.    General Description of            Hartford, The Separate Account and
      Registrant                        The Funds

6.    Deductions                        Contract Fees and Charges

7.    General Description of            Description of the Contracts,
      Annuity Contracts                 Separate Account Two,
                                        and Surrenders

8.    Annuity Period                    Settlement Provisions

9.    Death Benefit                     Death Before the Annuity Commencement
                                        Date, Death On or After the Annuity
                                        Commencement Date, and Distribution
                                        Requirements: Prior to the Annuity
                                        Commencement Date

10.   Purchases and Contract Value      Description of the Contracts

11.   Redemptions                       Surrenders

12.   Taxes                             Federal Tax Considerations

13.   Legal Proceedings                 Legal Matters, Experts

14.   Table of Contents of the          Table of Contents to
      Statement of Additional           Statement of Additional
      Information                       Information

15.   Cover Page                        Part B; Statement of Additional
                                        Information

16.   Table of Contents                 Table of Contents

17.   General Information and History   Description of Hartford Life Insurance
                                        Company

18.   Services                          None

19.   Purchase of Securities            Distribution of the Contracts
      being Offered

20.   Underwriters                      Distribution of the Contracts

21.   Calculation of Performance Data   Calculation of Yield and Return

22.   Annuity Payments                  Settlement Provisions

23.   Financial Statements              Financial Statements

24.   Financial Statements and          Financial Statements and
      Exhibits                          Exhibits

25.   Directors and Officers of the     Directors and Officers of the
      Depositor                         Depositor

26.   Persons Controlled by or Under    Persons Controlled by or Under
      Common Control with the           Common Control with the Depositor
      Depositor or Registrant           or Registrant

27.   Number of Contract Owners         Number of Contract Owners

28.   Indemnification                   Indemnification

29.   Principal Underwriters            Principal Underwriters

30.   Location of Accounts and          Location of Accounts and Records
      Records

31.   Management Services               Management Services

32.   Undertakings                      Undertakings

                                      PART A

                                [PRODUCT NAME]
                        HARTFORD LIFE INSURANCE COMPANY
                       THOMSON MCKINNON SEPARATE ACCOUNT
                                 P.O. BOX 5085
                       HARTFORD, CONNECTICUT 06102-5085
                      TELEPHONE: 1-800-862-6668 (CONTRACT
                                    OWNERS)
[LOGO]            1-800-862-7155 (REGISTERED REPRESENTATIVES)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This Prospectus describes information you should know before you purchase The [Product Name] variable annuity. Please read it carefully.

The [PRODUCT NAME] variable annuity is a contract between you and Royal Life Insurance Company of America where you agree to make payments to us and we agree to make a series of payments to you at a later date. The [PRODUCT NAME] is a flexible premium, tax-deferred, variable annuity offered to both individuals and groups. It is:

X  Flexible, because you may add payments at any time.

X Tax-deferred, which means you don't pay taxes until you take payment out or until we start to make payments to you.

X Variable, because the value of your annuity will fluctuate with the performance of the stock market.

At purchase, you allocate your payments to "sub-accounts" or subdivisions of our separate account, an account that keeps your annuity assets separate from our company assets. These sub-accounts then purchase shares of mutual funds set up exclusively for variable annuity or variable life insurance products. These funds are not the same mutual funds that you buy through your stockbroker or through a retail mutual fund, but they may have similar investment strategies and the same portfolio managers as retail mutual funds. This annuity offers you funds with investment strategies ranging from conservative to aggressive and you may pick those funds that meet your investment style. The sub-accounts and the funds are listed below:

- Bond Sub-Account which purchases shares of Class IA of Hartford Bond HLS Fund, Inc.

- High Yield Sub-Account which purchases shares of Class IA of Hartford High Yield HLS Fund, Inc.

- Index Sub-Account which purchases shares of Class IA of Hartford Index HLS Fund, Inc.

- Money Market Sub-Account which purchases shares of Class IA of Hartford Money Market HLS Fund, Inc.

- Mortgage Securities Sub-Account which purchases shares of Class IA of Hartford Mortgage Securities HLS Fund, Inc.

You may also allocate some or all of your payments to the "fixed account," which pays an interest rate guaranteed for at least one year from the time the payment is made. Payments put in the fixed account are not segregated from our assets like the assets of separate account.

If you decide to buy this annuity, you should keep this prospectus for your records. You can also call us at 1-800-xxx-xxxx to get a Statement of Additional Information, free of charge. The Statement of Additional Information contains more information about this annuity and, like this prospectus, is filed with the Securities and Exchange Commission. We have included the Table of Contents for the Statement of Additional Information. Although we file the Prospectus and the Statement of Additional Information with the Securities and Exchange Commission, the Commission doesn't approve or disapprove these securities or determine if the information is truthful or complete. Anyone who represents that the Securities and Exchange Commission does these things may be guilty of a criminal offense.

This Prospectus and the Statement of Additional Information can also be obtained from the Securities and Exchange Commission's website (HTTP://WWW.SEC.GOV).

This annuity IS NOT:

- a bank deposit or obligation

- federally insured

- endorsed by any bank or governmental agency

- available for sale in all states
--------------------------------------------------------------------------------
PROSPECTUS DATED: MAY 1, 1999
STATEMENT OF ADDITIONAL INFORMATION DATED: MAY 1, 1999

2                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

 SECTION                                                                 PAGE
 ----------------------------------------------------------------------  ----
 GLOSSARY OF SPECIAL TERMS.............................................    3
 FEE TABLE.............................................................    5
 SUMMARY...............................................................    6
 HARTFORD, THE SEPARATE ACCOUNT AND THE FUNDS..........................    7
   Hartford Life Insurance Company.....................................    7
   Separate Account....................................................    7
   The Funds...........................................................    7
 PERFORMANCE RELATED INFORMATION.......................................    9
 DESCRIPTION OF THE CONTRACTS..........................................   10
   Contracts Offered...................................................   10
   Purchasing a Contract...............................................   10
   Right to Examine the Contract.......................................   10
   Crediting and Allocating the Premium Payment........................   10
   Contract Value -- Before the Annuity Commencement Date..............   10
   Sub-Account Value Transfers Before and After the Annuity
    Commencement Date..................................................   11
   Surrenders..........................................................   12
   Contract Fees and Charges...........................................   13
   Death Before the Annuity Commencement Date..........................   14
   Death On or After the Annuity Commencement Date.....................   15
   Distribution Requirements: Prior to the Annuity Commencement Date...   15
 SETTLEMENT PROVISIONS.................................................   15
   Annuity Payment Options.............................................   16
   Annuity Proceeds Settlement Option..................................   17
   Annuity Calculation Date and Annuity Commencement Date..............   17
   Income Payment Dates................................................   17
   Variable Annuity Payments...........................................   17
 ADDITIONAL CONTRACT INFORMATION.......................................   19
   Assignment..........................................................   19
   Misstatement of Age or Sex..........................................   19
   Contract Modification...............................................   19
 FEDERAL TAX CONSIDERATIONS............................................   19
   A. General..........................................................   19
   B. Taxation of Hartford and the Separate Account....................   20
   C. Taxation of Annuities -- General Provisions Affecting Purchasers
    Other than Qualified Retirement Plans..............................   20
   D. Federal Income Tax Withholding...................................   23
   E. General Provisions Affecting Tax-Qualified Retirement Plans......   23
   F. Annuity Purchases by Nonresident Aliens and Foreign
    Corporations.......................................................   23
 OTHER INFORMATION.....................................................   23
   Distribution of the Contracts.......................................   23
   Legal Matters.......................................................   24
   Year 2000...........................................................   24
   Experts.............................................................   24
   Additional Information..............................................   25
 APPENDIX I -- INFORMATION REGARDING TAX-QUALIFIED RETIREMENT PLANS....   26
 TABLE OF CONTENTS FOR STATEMENT OF ADDITIONAL INFORMATION.............   29

HARTFORD LIFE INSURANCE COMPANY                                                3
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                           GLOSSARY OF SPECIAL TERMS

ACCUMULATION UNIT: A unit of measure we use to calculate values before we begin to make payments to you.

ADMINISTRATIVE OFFICE: Located at 200 Hopmeadow Street, Simsbury, CT 06089.

ANNUAL MAINTENANCE FEE: An annual $30 charge for annuities having a value of less than $50,000 on the most recent Contract Anniversary or when the annuity is surrendered in full. The charge is deducted proportionately from the investment options in use at the time.

ANNUITANT: The person on whose life the Contract is issued. The Annuitant may not be changed.

ANNUITY: A Contract issued by an insurance company that provides, in exchange for premium payments, a series of income payments. This Prospectus describes a deferred annuity where premium payments accumulate tax-deferred until a partial or full surrender is taken or until we begin to make payments to you.

ANNUITY CALCULATION DATE: The date as of which the first Annuity payment is calculated. It will be no more than five Valuation Days prior to the Annuity Commencement Date.

ANNUITY COMMENCEMENT DATE: The date we start to make payments to you.

ANNUITY UNIT: A unit of measure we use to calculate the value of the payments we make to you.

ASSUMED INVESTMENT RETURN: The annual rate of return shown on the specification page of the Contract.

BENEFICIARY: The person entitled to receive the payment of the death benefit upon the death of you or the Annuitant.

CODE: The Internal Revenue Code of 1986, as amended.

COMMISSION: The Securities and Exchange Commission.

COMMUTED VALUE: The present value of remaining guaranteed Annuity payments under the Payment for a Period Certain Annuity payment option.

CONTINGENT ANNUITANT: The person you may designate who becomes the Annuitant if the original Annuitant dies before we start making payments to you.

CONTRACT: The contract is the individual Annuity and any endorsements or riders. If you are enrolled under a group annuity, you receive a certificate rather than a contract.

CONTRACT ANNIVERSARY: The anniversary of the Contract Date.

CONTRACT ISSUE DATE: The date as of which an account is established for the Contract Owner.

CONTRACT OWNER OR YOU: The owner of the annuity.

CONTRACT VALUE: The total value of your Sub-Accounts.

CONTRACT YEAR: A period of 12 months commencing with the Contract Date the first year and the Contract Anniversary after the first year.

DEATH BENEFIT: The amount we pay when you or the Annuitant dies.

DUE PROOF OF DEATH: A certified copy of a death certificate, an order of a court of competent jurisdiction, a statement from a physician who attended the deceased or any other proof acceptable to Royal.

FUNDS: The Funds described in this Prospectus or any supplement or amendments.

GENERAL ACCOUNT: Our General Account that is all our assets other than the assets in our separate accounts.

HARTFORD OR WE: Hartford Life Insurance Company.

INCOME PAYMENT DATE: The date each month, quarter, semi-annual period or year as of which Hartford computes the Annuity payments.

JOINT ANNUITANT: Upon annuitization, a person other than the Annuitant on whose life continuation of Annuity payments may be made. The contract will have a Joint Annuitant only if the Annuity payment option selected provides for a survivor. The Joint Annuitant may not be changed.

MAXIMUM ANNIVERSARY VALUE: One of the values we use to determine your Death Benefit. It is determined annually on your anniversary date and is equal to the highest value your annuity reached on any annuity anniversary date. The maximum anniversary value is calculated only up to age 80, and we use that value each year after age 80 as your maximum anniversary value.

NET INVESTMENT FACTOR: The Net Investment Factor for each of the Sub-Accounts, equal to the Net Asset Value of the corresponding Fund at the end of the Valuation Period (plus the per share amount of any dividends or capital gains distributed by that Fund if the ex-dividend date occurs in the Valuation Period then ended) divided by the Net Asset Value of the corresponding Fund at the beginning of the Valuation Period.

PAYEE: The person or party designated by the Contract Owner to receive Annuity payments.

PREMIUM PAYMENT: A payment made to Hartford pursuant to the terms of the Contract.

PREMIUM TAX: A tax charged by a state or municipality on premium payments.

SEPARATE ACCOUNT: For this annuity, the separate account is the Thomson McKinnon Separate Account.

SUB-ACCOUNT: Divisions established within the Separate Account.

4                                                HARTFORD LIFE INSURANCE COMPANY
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SURRENDER VALUE: Prior to the Annuity Commencement Date, the Surrender Value is the Contract Value, less any applicable Premium Taxes, and/or the Annual Maintenance Fee. After the Annuity Commencement Date, the Surrender Value under the Payment for a Period Certain Annuity payment option is equal to the Commuted Value.

TERMINATION VALUE: What we pay you if you terminate your annuity before we begin to make payments to you.

VALUATION DAY: Every day the New York Stock Exchange is open for trading. The value of the Separate Account is determined as of the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time).

VALUATION PERIOD: The period between the close of business on successive Valuation Days.

HARTFORD LIFE INSURANCE COMPANY                                                5
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                                   FEE TABLE
                                    SUMMARY

                        Contract Owner Transaction Expenses
                               (All Sub-Accounts)

                                                                     CONTRACT    CONTRACT
                                                                       YEARS       YEARS
                                                                        1-7         8+
                                                                     ---------   ---------
 Sales Load Imposed on Purchases (as a percentage of premium
   payments).......................................................    None        None
 Exchange Fee......................................................      $0          $0
 Deferred Sales Load (as a percentage of amounts withdrawn)........    None        None
 Annual Maintenance Fee (1)........................................     $30         $30
 Annual Expenses -- Separate Account (as percentage of average
   Contract value)
     Mortality and Expense Risk (2)................................    1.50%       1.25%
     Administration Fees...........................................       0%          0%
     Other Account Fees............................................       0%          0%
       Total.......................................................    1.50%       1.25%

------------

(1) The Annual Maintenance Fee is an annual $30 charge for annuities with a contract value less than $50,000 on your Anniversary Date or when you surrender your annuity.

(2) After the seventh Contract Year or upon the Annuity Commencement Date, whichever is earlier, the mortality and expense risk charge will be reduced to 1.25% per annum, applied against the Contract Values held in the Separate Account.

                         ANNUAL FUND OPERATING EXPENSES
                  (as percentage of average annual net assets)

                                                                              TOTAL FUND
                                                    MANAGEMENT                OPERATING
                                                       FEES        OTHER       EXPENSES
                                                  (WITH WAIVERS)  EXPENSES  (WITH WAIVERS)
                                                  --------------  --------  --------------
 Hartford Bond Fund..............................     0.515%       0.020%       0.535%
 Hartford High Yield Fund (1)....................     0.200%       0.150%       0.350%
 Hartford Index Fund.............................     0.400%       0.015%       0.415%
 Hartford Money Market Fund......................     0.450%       0.015%       0.465%
 Hartford Mortgage Securities Fund...............     0.450%       0.025%       0.475%

------------

(1) Hartford High Yield Fund is a new Fund. "Total Fund Operating Expenses" are based on annualized estimates of such expenses to be incurred in the current fiscal year. HL Investment Advisors, Inc. has agreed to waive its fees for it until the assets of the Fund (excluding assets contributed by companies affiliated with HL Investment Advisors, Inc.) reach $20 million. Before this waiver, the "Management Fees" and "Total Fund Operating Expenses" would be:

                                                                              TOTAL FUND
                                         MANAGEMENT FEES  OTHER EXPENSES  OPERATING EXPENSES
                                         ---------------  --------------  ------------------
     Hartford High Yield Fund...........      0.750%          0.150%            0.900%

EXAMPLE

                               If you surrender your contract    If you annuitize your Contract
                               at the end of the applicable      at the end of the applicable
                               time period: You would pay the    time period, you would pay the
                               following expenses on a $1,000    following expenses on a $1,000
                               investment, assuming a 5%         investment, assuming a 5%
                               annual return on assets:          annual return on assets:

 SUB-ACCOUNT                   1 YEAR 3 YEARS 5 YEARS 10 YEARS   1 YEAR 3 YEARS 5 YEARS 10 YEARS
                               ------ ------- ------- --------   ------ ------- ------- --------
 Bond Fund....................    21      66     114      235       21      66     113      234
 High Yield Fund..............    20      70   N/A      N/A         19      69   N/A      N/A
 Index Fund...................    20      63     107      222       20      62     107      221
 Money Market Fund............    21      64     110      228       20      63     109      227
 Mortgage Securities Fund.....    21      64     111      229       20      64     110      228

    The purpose of these tables is to assist you in understanding the various costs and expenses that you will bear directly or indirectly. The table reflects expenses of the Separate Account and underlying Funds. Premium taxes may also be applicable.

    The Annual Maintenance Fee has been reflected in the EXAMPLE using a method intended to show the "average" impact of the fee. The Annual Maintenance Fee is deducted only when the Contract Value is less than $50,000. In the EXAMPLE, the Annual Maintenance Fee is approximated as a 0.08% annual asset charge based on the experience of the Contracts.

    This EXAMPLE should not be considered a representation of past or future expenses and actual expenses may be greater or less than those shown.

6                                                HARTFORD LIFE INSURANCE COMPANY
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                                    SUMMARY

HOW DO I PURCHASE THE ANNUITY?

    You must complete our enrollment form and submit it to us for approval with your first payment. Your first payment must be at least $20,000 and subsequent payments must be at least $500. Certain plans may be allowed to make smaller periodic payments.

    For a limited time, usually ten days after you receive your annuity you may cancel your annuity without paying a sales charge and receive a refund equal to the Contract Value plus any applicable Premium Taxes.

WHAT TYPE OF SALES CHARGE WILL I PAY?

    You do not pay a sales charge when you purchase your annuity or when you make additional premium payments to your annuity.

CAN I TAKE OUT ANY OF MY MONEY?

- You may withdraw all or part of the amounts you have invested at any time before we start making payments to you.

- You may withdraw all or part of the amounts you have invested after the Annuity Commencement Date under the Payment for a Period Certain Annuity payment option.

    You may have to pay tax on the money you take out and, if you take money out before you are 59 1/2 you may have to pay a tax penalty.

WILL WE PAY A DEATH BENEFIT?

    The Contract provides for a minimum Death Benefit in the event of the death of the Annuitant or Contract Owner before the Annuity Commencement Date and, under some Annuity payment options, after the Annuity Commencement Date. (See "Death Before the Annuity Commencement Date" and "Death On or After the Annuity Commencement Date.")

IS THERE AN ANNUAL MAINTENANCE FEE?

    We deduct a $30.00 fee each year on the anniversary of your purchase or when you terminate your annuity, if the value of your annuity is less than $50,000.

WHAT CHARGES WILL I PAY ON AN ANNUAL BASIS?

    You pay two different types of charges each year. The first type of charge is the fee you pay for insurance. This charge is:

    MORTALITY AND EXPENSE RISK CHARGE. We deduct a 1.50% per annum mortality and expense risk charge against all Contract Value held in the Separate Account for Contract Years 1-7. After Contract Year 7 or after the Annuity Commencement Date, whichever is earlier, the mortality and expense risk charge will decrease to 1.25% per annum of the Contract Values held in the Separate Account. (See "Contract Fees and Charges.")

    EXPENSES OF THE FUNDS. Currently, the total fund charges range from 0.39% to 0.87% of the average daily value of the amount you have invested in the funds.

    The annual insurance charges and the total fund charges as of December 31, 1997 are set forth in the table below:

                                               ANNUAL      ANNUAL     ANNUAL TOTAL   TOTAL
                                              INSURANCE  MAINTENANCE      FUND      CHARGES
THE SUB-ACCOUNTS                               CHARGE*       FEE       CHARGES**    YOU PAY
--------------------------------------------- ---------  -----------  ------------  -------
Bond......................................... 1.50%       .08%         0.535%       2.115%
High Yield................................... 1.50%       .08%         0.350%       1.930%
Index........................................ 1.50%       .08%         0.415%       1.995%
Money Market................................. 1.50%       .08%         0.465%       2.045%
Mortgage Securities.......................... 1.50%       .08%         0.475%       2.055%

    * These charges are for the first seven years. In the eighth Contract Year the Annual Insurance Charge drops to 1.25% for the life of the Contract.

    ** These charges reflect any fees that may have been waived by the funds' investment advisers.

    The figure that appears in the "Annual Total Fund Charges" column illustrates the sum of the management fees and other expenses that the funds charge. For a complete description of these fees, see the funds' prospectuses.

ANNUITY PAYMENT OPTIONS

    The following Annuity payment options are available under the Contract on either a fixed or variable basis: LIFE ANNUITY; LIFE ANNUITY WITH A CASH REFUND; LIFE ANNUITY WITH

HARTFORD LIFE INSURANCE COMPANY                                                7
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PAYMENTS FOR A PERIOD CERTAIN; JOINT AND LAST SURVIVOR LIFE ANNUITY; JOINT AND LAST SURVIVOR LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN; and PAYMENT FOR A PERIOD CERTAIN. In the absence of an Annuity payment option election, and depending on state law, the Contract Value (less applicable Premium Taxes) will be applied on the Annuity Commencement Date to provide Fixed Annuity payments under the Settlement Provision Option LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN guaranteed for 10 years. (See "Settlement Provisions.")

    In addition, the ANNUITY PROCEEDS SETTLEMENT OPTION is offered to a Beneficiary who may opt to leave the Death Benefit invested in the Sub-Accounts.

                             HARTFORD, THE SEPARATE
                             ACCOUNT AND THE FUNDS

                        HARTFORD LIFE INSURANCE COMPANY

    Hartford Life Insurance Company ("Hartford") is a stock life insurance company engaged in the business of writing life insurance, both individual and group, in all states of the United States and the District of Columbia. Hartford was originally incorporated under the laws of Massachusetts on June 5, 1902, and was subsequently redomiciled to Connecticut. Its offices are located in Simsbury, Connecticut; however, its mailing address is P.O. Box 2999, Hartford, CT 06104-2999. Hartford is ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

                                HARTFORD RATING

                        EFFECTIVE
                          DATE
RATING AGENCY           OF RATING       RATING         BASIS OF RATING
--------------------  -------------     ------     -----------------------
A.M. Best and                                      Financial soundness and
Company, Inc........       9/9/97             A+   operating performance.
                                                   Insurer financial
Standard & Poor's...      1/23/98            AA    strength
Duff & Phelps.......      1/23/98            AA+   Claims paying ability

                                SEPARATE ACCOUNT

    The Separate Account was established on December 8, 1986. It is the Separate Account in which Hartford sets aside and invests the assets attributable to certain Variable Annuity contracts, including the Contracts sold under this Prospectus. Separate Account assets are held by Hartford under a safekeeping arrangement. Although the Separate Account is an integral part of Hartford, it is registered as a unit investment trust under the 1940 Act. This registration does not, however, involve Commission supervision of the management or the investment practices or policies of the Separate Account or Hartford. The Separate Account meets the definition of "separate account" under federal securities law.

    Premium Payments, less any applicable Premium Taxes, are allocated to one or more Sub-Accounts according to your instructions. Each Sub-Account is invested exclusively in the assets of one underlying Fund. Premium Payments and proceeds of transfers between Sub-Accounts are applied to purchase shares in the appropriate Fund at Net Asset Value determined as of the end of the Valuation Period during which the payments were received or the transfer made. All distributions from a Fund are reinvested at Net Asset Value. The value of your investment will therefore vary in accordance with the net income and fluctuation in the individual investments within the underlying Fund. During the Variable Annuity payout period, both your Annuity payments and reserve values will vary in accordance with these factors.

    Under Connecticut law, the assets of the Separate Account attributable to the Contracts offered under this Prospectus are held for the benefit of the owners of, and the persons entitled to payments under, those Contracts. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account, are, in accordance with the Contracts, credited to or charged against the Separate Account. Also, the assets in the Separate Account are not chargeable with liabilities arising out of any other business Hartford may conduct. Contract Values allocated to the Separate Account are not affected by the rate of return of Hartford's General Account, nor by the investment performance of any of Hartford's other separate accounts. The Separate Account may be subject to liabilities arising from a Sub-Account of the Separate Account whose assets are attributable to other variable annuity contracts or variable life insurance policies offered by the Separate Account which are not described in this Prospectus. However, all obligations arising under the Contracts are general corporate obligations of Hartford.

    Hartford does not guarantee the investment results of the Separate Accounts or any of the underlying Funds. There is no assurance that the value of a Contract during the years prior to retirement or the aggregate amount of the variable Annuity payments will equal the total of Premium Payments made under the Contract. Since each underlying Fund has different investment objectives, each is subject to different risks. These risks are more fully described in the accompanying Funds' prospectus.

                                   THE FUNDS

    All of the Funds are sponsored by Hartford and are incorporated under the laws of the State of Maryland. HL Investment Advisors, Inc. ("HL Investment") serves as the investment adviser to each of the Funds. In addition, HL Investment has entered into investment service agreements with The Hartford Investment Management Company ("HIMCO").

8                                                HARTFORD LIFE INSURANCE COMPANY
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    HIMCO is investment sub-adviser for the Hartford Bond Fund, Hartford High Yield Fund, Hartford Index Fund, Hartford Mortgage Securities Fund, and Hartford Money Market Fund.

    A full description of the Funds, their investment policies and restrictions, risks, charges and expenses, and all other aspects of their operation is contained in the Funds' prospectus and Statement of Additional Information, which may be ordered from Hartford free of charge. The Funds' prospectus should be read in conjunction with this Prospectus before investing. The Funds may not be available in all states.

    The investment objective of each Fund is as follows:

 HARTFORD BOND FUND

    Seeks maximum current income consistent with preservation of capital by investing primarily in fixed-income securities. Up to 20% of the total assets of this Fund may be invested in debt securities rated in the highest category below investment grade ("Ba" by Moody's or "BB" by S&P) or, if unrated, are determined to be of comparable quality by the Fund's investment adviser. Securities rated below investment grade are commonly referred to as "high yield-high risk securities" or "junk bonds". For more information concerning the risks associated with investing in such securities, please refer to the section in the accompanying prospectus for the Funds entitled "Hartford Bond Fund, Inc. -- Investment Policies."

 HARTFORD HIGH YIELD FUND

    Seeks high current income by investing in non-investment grade fixed-income securities. Growth of capital is a secondary objective.

 HARTFORD INDEX FUND

    Seeks to provide investment results which approximate the price and yield performance of publicly-traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.*

 HARTFORD MONEY MARKET FUND

    Seeks maximum current income consistent with liquidity and preservation of capital.

 HARTFORD MORTGAGE SECURITIES FUND

    Seeks maximum current income consistent with safety of principal and maintenance of liquidity by investing primarily in mortgage-related securities, including securities issued by the Government National Mortgage Association.

    VOTING RIGHTS -- Hartford is the legal owner of all Fund shares held in the Separate Account. As the owner, Hartford has the right to vote at the Fund's shareholder meetings. However, to the extent required by federal securities laws or regulations, Hartford will:

1. Vote all Fund shares attributable to a Contract according to instructions received from the Contract Owner, and

2. Vote all Fund shares attributable to a Contract for which no voting instructions are received in the same proportion as shares for which instructions are received.

    If any federal securities laws or regulations, or their present interpretation, change to permit Hartford to vote Fund shares in its own right, Hartford may elect to do so.

    Hartford will notify you of any Fund shareholders' meeting if the shares held for your account may be voted at such meetings. Hartford will send proxy materials and a form of instruction by means of which you can instruct Hartford with respect to the voting of the Fund shares held for your account.

    In connection with the voting of Fund shares held by it, Hartford will arrange for the handling and tallying of proxies received from Contract Owners. Hartford as such, shall have no right, except as described below, to vote any Fund shares held by it under the Contract which may be registered in its name or the names of its nominees. Hartford will, however, vote the Fund shares held by it in accordance with the instructions received from the Contract Owners for whose accounts the Fund shares are held. If a Contract Owner desires to attend any meeting at which shares held for the Contract Owner's benefit may be voted, the Contract Owner may request Hartford to furnish a proxy or otherwise arrange for the exercise of voting rights with respect to the Fund shares held for such Contract Owner's account. Hartford will vote shares for which no instructions have been given and shares which are not attributable to Contract Owners (i.e. shares owned by Hartford) in the same proportion as it votes shares of that Fund for which it has received instructions. During the Annuity period under a Contract, the number of votes will decrease as the assets held to fund Annuity benefits decrease.

    The Funds are available only to serve as the underlying investment vehicles for variable annuity and variable life insurance contracts, including the Contracts described in this Prospectus, issued by Hartford. It is conceivable that in the future it may be disadvantageous for variable annuity separate accounts and variable life insurance separate accounts to invest in the Funds simultaneously. Although Hartford and the Funds do not currently foresee any such disadvantages either to variable annuity contract owners or to variable life insurance policy owners, the Funds' Board of

* "STANDARD & POOR'S-REGISTERED TRADEMARK-", "S&P-REGISTERED TRADEMARK-", "S&P 500-REGISTERED TRADEMARK-", "STANDARD & POOR'S 500", AND "500" ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. AND HAVE BEEN LICENSED FOR USE BY HARTFORD LIFE INSURANCE COMPANY. THE INDEX FUND IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD & POOR'S ("S&P") AND S&P MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE INDEX FUND.

HARTFORD LIFE INSURANCE COMPANY                                                9
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Directors intends to monitor events in order to identify any material conflicts between such contract owners and policy owners and to determine what action, if any, should be taken in response thereto. If the Board of Directors of the Funds were to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any expense related to the establishment of such separate funds.

    SUBSTITUTIONS, ADDITIONS, OR DELETIONS OF INVESTMENTS -- Hartford retains the right, subject to any applicable law, to make certain changes to the investment options offered under the Contract. Hartford reserves the right to eliminate the shares of any of the Funds and to substitute shares of another registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account, if the shares of the Funds are no longer available for investment, or, if in Hartford's judgment, investment in any Fund would be inappropriate in view of the purposes of the Separate Account. To the extent required by the 1940 Act, substitutions of shares attributable to a Contract Owner's interest in a Fund will not be made until Commission approval has been obtained and the Contract Owner has been notified of the change.

    New Funds may be established at the discretion of Hartford. Any new Fund will be made available to existing Contract Owners on a basis to be determined by Hartford. Hartford may also close one or more Funds to additional Premium Payments or transfers from existing Sub-Accounts.

    In the event of any substitution or change, Hartford may, by appropriate endorsement, make such changes in the Contract as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interest of persons having voting rights in the Contracts, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under the 1940 Act in the event such registration is no longer required, or may be combined with one or more other separate accounts.

                        PERFORMANCE RELATED INFORMATION

    The Separate Account may advertise certain performance related information concerning its Sub-Accounts. Performance information about a Sub-Account is based on the Sub-Account's past performance only and is no indication of future performance.

    All of the Sub-Accounts may include total return in advertisements or other sales material.

    When a Sub-Account advertises its standardized total return, it will be calculated to a date not earlier than the effective date of the Separate Account. This figure will usually be calculated for one year, five years, and ten years or some other relevant period if the Separate Account has not been in existence for one, five or ten years. Total return is measured by comparing the value of an investment in the Sub-Account at the beginning of the relevant period to the value of the investment at the end of the period.

    In addition to the standardized total return, the Sub-Account may advertise non-standardized total returns. This figure will usually be calculated for one year, 5 years, and 10 years or other relevant period if the Separate Account has not been in existence for one, five or ten years. This non-standardized total return is measured in the same manner as the standardized total return described above, except that the Annual Maintenance Fee is not deducted. Therefore, this non-standardized total return for a Sub-Account is higher than standardized total return for a Sub-Account.

    The Separate Account may also advertise non-standard total returns which pre-date the inception date of the Separate Account. These non-standardized total returns are calculated by assuming that the Sub-Accounts have been in existence for the same periods as the underlying Funds and by taking deductions for charges equal to those currently assessed against the Sub-Accounts. These non-standardized returns must be accompanied by standardized total returns.

    The Bond Fund, Mortgage Securities Fund and High Yield Fund Sub-Accounts may advertise yield in addition to total return. The yield will be computed in the following manner: The net investment income per unit earned during a recent one month period is divided by the unit value on the last day of the period. This figure reflects the recurring charges at the Separate Account level including the Annual Maintenance Fee.

    The Money Market Fund Sub-Account may advertise yield and effective yield. The yield of the Money Market Fund Sub-Account is based upon the income earned by the Sub-Account over a 7-day period and then annualized, i.e. the income earned in the period is assumed to be earned every 7 days over a 52-week period and stated as a percentage of the investment. Effective yield is calculated similarly but when annualized, the income earned by the investment is assumed to be reinvested in Sub-Account units and thus compounded in the course of a 52-week period. Yield and effective yield reflect the recurring charges at the Separate Account level including the Annual Maintenance Fee.

    The Separate Account may also disclose yield, standard total return, and non-standard total return. For periods prior to the date the Separate Account commenced operations, performance information for the Sub-Accounts will be calculated based on the performance of the underlying

10                                               HARTFORD LIFE INSURANCE COMPANY
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Funds and the assumption that the Sub-Accounts were in existence for the same periods as those of the underlying Funds, with a level of charges equal to those currently assessed against the Sub-Accounts.

    Hartford may provide information on various topics to Contract Owners and prospective Contract Owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), the advantages and disadvantages of investing in tax-advantaged and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Contracts and the characteristics of and market for such alternatives.

                          DESCRIPTION OF THE CONTRACTS

                               CONTRACTS OFFERED

    The Contracts are individual or group tax-deferred Variable Annuity Contracts designed for retirement planning purposes and may be purchased by any individual, group or trust, including any trustee or custodian for a retirement plan qualified under Sections 401(a) or 403(a) of the Internal Revenue Code; annuity purchase plans adopted by public school systems and certain tax-exempt organizations according to Section 403(b) of the Code; Individual Retirement Annuities adopted according to Section 408 of the Code; employee pension plans established for employees by a state, a political subdivision of a state, or an agency or instrumentality of either a state or a political subdivision of a state, and certain eligible deferred compensation plans as defined in Section 457 of the Code ("Qualified Contracts").

                             PURCHASING A CONTRACT

    A prospective Contract Owner may purchase a Contract by completing and submitting an application or an order request along with an initial Premium Payment to the Administrative Office of the Company. The maximum age for Annuitants on the Contract Issue Date is 85. Generally, the minimum Premium Payment is $20,000. Thereafter, the minimum Premium Payment is $500. Certain plans may be allowed to make smaller periodic payments. Unless Hartford gives its prior approval, it will not accept a Premium Payment in excess of $1,000,000. Each Premium Payment may be split among the various Sub-Accounts subject to minimum amounts then in effect. Hartford will send Contract Owners a confirmation notice upon receipt and acceptance of the Contract Owner's Premium Payment.

                         RIGHT TO EXAMINE THE CONTRACT

    If you are not satisfied with your purchase, you may cancel the Contract by returning it within 10 days (or longer in some states) after you receive it. A written request for cancellation must accompany the Contract. In such event, Hartford will, without deduction for any charges normally assessed thereunder, pay you an amount equal to the Contract Value plus any applicable Premium Tax on the date of receipt of the request for cancellation. You bear the investment risk during the period prior to Hartford's receipt of request for cancellation. Hartford will refund the premium paid only for Individual Retirement Annuities (if returned within seven days of receipt) and in those states where required by law.

                            CREDITING AND ALLOCATING
                              THE PREMIUM PAYMENT

    The initial Premium Payment, less any applicable Premium Tax, will be credited to your Contract within 2 business days of receipt of the initial Premium Payment and a properly completed application or an order to purchase a Contract by Hartford at the Administrative Office of the Company. It will be credited to the Sub-Account(s) in accordance with your election. If the application, order request, or other required information is incomplete when received, Hartford reserves the right to retain the Premium Payment for up to five business days while it attempts to complete the information. If the information cannot be made complete within 5 business days, the applicant will be informed of the reasons for the delay and the Premium Payment will be returned unless the applicant specifically consents to Hartford retaining the Premium Payment until the information is made complete. The Premium Payment will then be allocated within two business days after receipt of the complete information.

    Subsequent Premium Payments received by Hartford in the Administrative Office of the Company, or other designated administrative offices are priced on the Valuation Day prior to the close of the New York Stock Exchange (generally 4:00 p.m. E.T.). Unless otherwise specified, Hartford will allocate any subsequent Premium Payment to Sub-Accounts in accordance with the most recent premium allocation instructions received by Hartford.

                      CONTRACT VALUE -- BEFORE THE ANNUITY
                               COMMENCEMENT DATE

    SUB-ACCOUNT VALUE -- The Contract Value is the sum of all Sub-Account Values and therefore reflects the investment performance of the Sub-Accounts to which it is allocated. The Sub-Account Value for any Sub-Account as of the Contract Issue Date is equal to the amount of the Premium Payment allocated to that Sub-Account. The Sub-Account Value for a Contract is determined on any given

HARTFORD LIFE INSURANCE COMPANY                                               11
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day by the multiplying the number of Accumulation Units attributable to the Contract in that Sub-Account by the Accumulation Unit value for that Sub-Account. Therefore, on any Valuation Day the Contract Owner's Sub-Account Value reflects any variation of the interest income, dividends, net capital gains or losses, realized or unrealized, and any amounts transferred into or out of that Sub-Account.

    ACCUMULATION UNITS -- The portions of the Premium Payments allocated to a Sub-Account or amounts of Contract Value transferred to a Sub-Account are converted into Accumulation Units. For any Contract, the number of Accumulation Units credited to a Sub-Account is determined by dividing the dollar amount directed to the Sub-Account by the value of the Accumulation Unit for that Sub-Account for the Valuation Day as of which the portion of the Premium Payment or transferred Contract Value is invested in the Sub-Account. Transferred Contract Value is invested in a Sub-Account as of the end of the Valuation Period during which the transfer request was received. Therefore, a Premium Payment or portion of a Premium Payment allocated to or amounts transferred to a Sub-Account under a Contract increase the number of Accumulation Units of that Sub-Account credited to the Contract.

    Surrenders, transfers out of a Sub-Account, the death of any Contract Owner or the Annuitant before the Annuity Commencement Date, and the application of Contract Value less Premium Tax to an Annuity payment option on the Annuity Calculation Date all result in a decrease in the number of Accumulation Units of one or more Sub-Accounts. Accumulation Units are valued as of the end of the Valuation Period.

    The Accumulation Unit value for each Sub-Account was arbitrarily set initially at $1 when the Sub-Account began operations. Thereafter, the Accumulation Unit value for each Sub-Account will equal (a) the Accumulation Unit value at the end of the preceding Valuation Day multiplied by (b) the Net Investment Factor for the Valuation Day for which the Accumulation Unit value is being calculated. (See "Net Investment Factor," below.)

    The Sub-Account Value as of each Valuation Day is then determined by multiplying: (a) the number of Accumulation Units in the Sub-Account by (b) the Accumulation Unit value for that Sub-Account as of that Valuation Day.

    You will be advised, at least semiannually, of the number of Accumulation Units credited to each Sub-Account, the current Accumulation Unit values, and the total value of your Contract.

    THE NET INVESTMENT FACTOR (BEFORE AND AFTER THE ANNUITY COMMENCEMENT DATE) -- The Net Investment Factor is an index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. For each Sub-Account, the Net Investment Factor reflects the investment performance of the Fund in which that Sub-Account invests and the charges assessed against that Sub-Account for a Valuation Period. The Net Investment Factor is calculated by dividing (a) by (b) and subtracting (c) from the result, where:

(a) is the Net Asset Value of the Fund held in that Sub-Account, determined at the end of the current Valuation Period (plus the per share amount of any dividends or capital gains distributions made by that Fund);

(b) is the Net Asset Value of the Fund held in the Sub-Account, determined at the beginning of the Valuation Period;

(c) is a daily factor representing the mortality and expense risk charge and any applicable administration charge deducted from the Sub-Account, adjusted for the number of days in the Valuation Period.

                  SUB-ACCOUNT VALUE TRANSFERS BEFORE AND AFTER
                         THE ANNUITY COMMENCEMENT DATE

    You may transfer the your Sub-Account Values from one or more Sub-Accounts to another Sub-Account free of charge. However, Hartford reserves the right to limit the number of transfers to 12 per Contract Year, with no 2 transfers occurring on consecutive Valuation Days. Transfers by telephone may be made by a Contract Owner or by the attorney-in-fact pursuant to a power of attorney by calling Hartford at (800) 862-6668 or by the agent of record by calling (800) 862-7155. Telephone transfers may not be permitted by some states.

    The policy of Hartford and its agents and affiliates is that they will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. Hartford will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. The procedures Hartford follows for transactions initiated by telephone include requirements that callers provide certain information for identification purposes. All transfer instructions by telephone are tape recorded.

    Hartford may permit the Contract Owner to preauthorize transfers among Sub-Accounts and between Sub-Accounts under certain circumstances. Transfers between the Sub-Accounts may be made both before and after the Annuity Commencement Date. Generally, the minimum allocation to any Sub-Account may not be less than $500. All percentage (%) allocations must be in whole numbers (e.g., 1%). No minimum balance is presently required in any Sub-Account.

    It is the responsibility of the Contract Owner to verify the accuracy of all confirmations of transfers and to promptly advise Hartford of any inaccuracies within 30 days of receipt of the confirmation.

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    Subject to the exceptions set forth in the following paragraph, the right to reallocate Contract Values is subject to modification if Hartford determines, in its sole opinion, that the exercise of that right by one or more Contract Owners is, or would be, to the disadvantage of other Contract Owners. Any modification could be applied to transfers to or from some or all of the Sub-Accounts and could include, but not be limited to, the requirement of a minimum time period between each transfer, not accepting transfer requests of an agent acting under a power of attorney on behalf of more than one Contract Owner, or limiting the dollar amount that may be transferred between the Sub-Accounts by a Contract Owner at any one time. Such restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which is considered by Hartford to be to the disadvantage of other Contract Owners.

    For Contracts issued in the State of New York, the reservation of rights set forth in the preceding paragraph is limited to: (i) requiring up to a maximum of 10 Valuation Days between each transfer; (ii) limiting the amount to be transferred on any one Valuation Day to no more than $2 million; and (iii) upon 30 days prior written notice, to only accepting transfer instructions from the Contract Owner and not from the Contract Owner's representative, agent or person acting under a power of attorney for the Contract Owner.

    Currently, and with respect to Contracts issued in all states, the only restriction in effect is that Hartford will not accept instructions from agents acting under a power of attorney of multiple Contract Owners whose accounts aggregate more than $2 million, unless the agent has entered into a third party transfer services agreement with Hartford.

                                   SURRENDERS

    FULL SURRENDERS PRIOR TO THE ANNUITY COMMENCEMENT DATE -- At any time prior to the Annuity Commencement Date, the Contract Owner has the right to fully surrender the Contract. In such event, the Surrender Value of the Contract may be taken in the form of a lump sum cash settlement. With the exception of Annuity payment options 6, no surrenders are permitted after the Annuity Commencement Date.

    The Surrender Value of the Contract is equal to the Contract Value less any Premium Taxes, and the Annual Maintenance Fee, if applicable. The Surrender Value may be more or less than the amount of the Premium Payments made to a Contract.

    PARTIAL SURRENDERS PRIOR TO THE ANNUITY COMMENCEMENT DATE -- The Contract Owner may make a partial surrender of Contract Values at any time prior to the Annuity Commencement Date so long as the amount surrendered is at least equal to Hartford's minimum amount rules then in effect. Additionally, if the remaining Contract Value following a surrender is less than $500, Hartford may terminate the Contract and pay the Surrender Value. For Contracts issued in Texas, the Contract will not be terminated when the remaining Contract Value after a surrender is less than $500 unless there were no Premium Payments made during the previous 2 Contract Years.

    When requesting a partial surrender, you should specify the Sub-Account(s) from which the partial surrender will be taken. Otherwise, the surrender will be effected on a pro rata basis according to the value in each Sub-Account.

    Hartford may permit the Contract Owner to preauthorize partial surrenders subject to certain limitations then in effect.

    SURRENDERS AFTER THE ANNUITY COMMENCEMENT DATE -- A Contract Owner may fully surrender the Contract on or after the Annuity Commencement Date if the Payment For a Period Certain Annuity payment option is in effect. Under the Payments For a Period Certain option, Hartford pays the Contract Owner the Commuted Value upon surrender. This surrender charge is computed as of the date Hartford receives the written request for surrender at the Administrative Office of the Company. No partial surrenders are permitted after the Annuity Commencement Date.

    A Contract Owner may request in writing a partial and full surrender of the Contract.Partial surrenders may be requested by telephone provided certain requirements are met. (See "Telephone Surrender Privileges," below.)

    CONTRACT OWNERS SHOULD CONSULT THEIR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF A SURRENDER -- A surrender made before age 59 1/2 may result in adverse tax consequences, including the imposition of a penalty tax of 10% of the taxable portion of the Surrender Value. (See Federal Tax Considerations, page 19.)

    TELEPHONE SURRENDER PRIVILEGES -- Hartford permits partial surrenders by telephone subject to dollar amount limitations in effect at the time a Contract Owner requests the surrender. To request partial surrenders by telephone, a Contract Owner must have completed and returned to Hartford a Telephone Redemption Program Enrollment Form authorizing telephone surrenders. If there are joint Contract Owners, both must authorize Hartford to accept telephone instructions and agree that Hartford may accept telephone instructions for partial surrenders from either Contract Owner. Partial surrender requests will not be honored until Hartford receives all required documents in proper form.

    Telephone authorization will remain valid until (a) Hartford receives written notice of revocation by a Contract Owner, or, in the case of joint Contract Owners, written notice from either Contract Owner; (b) Hartford

HARTFORD LIFE INSURANCE COMPANY                                               13
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discontinues the privilege; or (c) Hartford has reason to believe that a Contract Owner has entered into a market timing agreement with an investment adviser and/or broker/dealer.

    Hartford may record any telephone calls to verify data concerning transactions and may adopt other procedures to confirm that telephone instructions are genuine. Hartford will not be liable for losses or expenses arising out of telephone instructions reasonably believed to be genuine.

    In order to obtain that day's unit values on surrender, Hartford must receive telephone surrender instructions prior to the close of trading on the New York Stock Exchange (generally 4:00 p.m.).

    Hartford may modify, suspend, or terminate telephone transaction privileges at any time.

    PAYMENT OF SURRENDER AMOUNTS -- Payment of any request for a full or partial surrender from the Sub-Accounts will be made as soon as possible and in any event no later than seven days after the request is received by Hartford at the Administrative Office of the Company.

    There may be postponement in the payment of Surrender Amounts whenever (a) the New York Stock Exchange is closed; (b) trading on the New York Stock Exchange is restricted as determined by the Commission; (c) the Commission permits postponement and so orders; or (d) the Commission determines that an emergency exists making valuation of the amounts or disposal of securities not reasonably practicable.

    CERTAIN QUALIFIED CONTRACT SURRENDERS -- THERE ARE CERTAIN RESTRICTIONS ON
SECTION 403(b) TAX SHELTERED ANNUITIES. AS OF DECEMBER 31, 1988, ALL SECTION 403(b) ANNUITIES HAVE LIMITS ON FULL AND PARTIAL SURRENDERS. CONTRIBUTIONS TO THE CONTRACT MADE AFTER DECEMBER 31, 1988 AND ANY INCREASES IN CASH VALUE AFTER DECEMBER 31, 1988 MAY NOT BE DISTRIBUTED UNLESS THE CONTRACT OWNER/ EMPLOYEE HAS
A) ATTAINED AGE 59 1/2, B) SEPARATED FROM SERVICE, C) DIED, D) BECOME DISABLED OR E) EXPERIENCED FINANCIAL HARDSHIP (CASH VALUE INCREASES MAY NOT BE DISTRIBUTED FOR HARDSHIPS PRIOR TO AGE 59 1/2).

    DISTRIBUTIONS PRIOR TO AGE 59 1/2 DUE TO FINANCIAL HARDSHIP OR SEPARATION FROM SERVICE MAY STILL BE SUBJECT TO A PENALTY TAX OF 10%. HARTFORD WILL NOT ASSUME ANY RESPONSIBILITY FOR DETERMINING WHETHER A WITHDRAWAL IS PERMISSIBLE, WITH OR WITHOUT TAX PENALTY, IN ANY PARTICULAR SITUATION; OR IN MONITORING WITHDRAWAL REQUESTS REGARDING PRE OR POST JANUARY 1, 1989 CONTRACT VALUES.

    ANY FULL OR PARTIAL SURRENDER DESCRIBED ABOVE MAY AFFECT THE CONTINUING TAX-QUALIFIED STATUS OF SOME CONTRACTS OR PLANS AND MAY RESULT IN ADVERSE TAX CONSEQUENCES TO THE CONTRACT OWNER. THE CONTRACT OWNER, THEREFORE, SHOULD CONSULT WITH HIS OR HER TAX ADVISER BEFORE UNDERTAKING ANY SUCH SURRENDER. (SEE "FEDERAL TAX CONSIDERATIONS," PAGE 19.)

                           CONTRACT FEES AND CHARGES

    MORTALITY AND EXPENSE RISK CHARGE -- Although Variable Annuity payments made under the Contracts will vary in accordance with the investment performance of the underlying Fund shares held in the Sub-Account(s), the payments will not be affected by (a) Hartford's actual mortality experience before or after the Annuity Commencement Date or (b) Hartford's actual expenses, if greater than the deductions provided for in the Contracts because of the expense and mortality undertakings by Hartford.

    During Contract Years 1-7, Hartford will, for assuming these risks under the Contracts, make a daily charge at the rate of 1.50% per annum against all Contract Values (estimated at .95% for mortality and .55% for expense). After Contract Year 7 or upon the Annuity Commencement Date, whichever is earlier, Hartford will make a daily charge of 1.25% per annum (estimated at .90% for mortality and .35% for expense) against all Sub-Account Values.

    The mortality undertaking provided by Hartford under the Contracts, assuming the selection of one of the forms of life Annuities, is to make monthly Annuity payments (determined in accordance with the 1983a Individual Annuity Mortality Table projected to the year 2000 using Projection Scale G and other provisions contained in the Contract) to Annuitants regardless of how long an Annuitant may live, and regardless of how long all Annuitants as a group may live. Hartford also assumes the liability for payment of a minimum Death Benefit under the Contract.

    The mortality undertakings are based on Hartford's determination of expected mortality rates among all Annuitants. If actual experience among Annuitants during the Annuity payment period deviates from Hartford's actuarial determination of expected mortality rates among Annuitants because, as a group, their longevity is longer than anticipated, Hartford must provide amounts from its general funds to fulfill its Contract obligations. Hartford will bear the loss in such a situation. Also, in the event of the death of an Annuitant or Contract Owner before the Annuity Commencement Date, whichever is earlier, Hartford can, in periods of declining value, experience a loss resulting from the assumption of the mortality risk relative to the guaranteed Death Benefit.

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    In providing an expense undertaking, Hartford assumes the risk that the Annual Maintenance Fee for maintaining the Contracts prior to the Annuity Commencement Date may be insufficient to cover the actual cost of providing such items.

    ANNUAL MAINTENANCE FEE -- Each year, on each Contract Anniversary on or before the Annuity Commencement Date, Hartford will deduct an Annual Maintenance Fee, if applicable, from Contract Values to reimburse it for expenses relating to the maintenance of the Contract and the Sub-Account(s) thereunder. The Annual Maintenance Fee is $30 per Contract Year for Contracts with less than $50,000 Contract Value on the Contract Anniversary. If, during a Contract Year, the Contract is surrendered for its full value, Hartford will deduct the Annual Maintenance Fee, if applicable, at the time of such surrender. The fee is a flat fee which will be due in the full amount regardless of the time of the Contract Year that Contract Values are surrendered. The deduction will be made pro rata according to the value in each Sub-Account under a Contract.

    The types of expenses covered by the Annual Maintenance Fee include, but are not limited to, expenses of issuing the Contract and expenses for confirmations, Contract quarterly statements, processing of transfers and surrenders, responding to Contract Owner inquiries, reconciling and depositing cash receipts, calculation and monitoring daily Sub-Account unit values, Separate Account reporting, including semiannual and annual reports and mailing and tabulation of shareholder proxy solicitations.

    Hartford reserves the right to waive the Annual Maintenance Fee under certain conditions.

    PREMIUM TAXES -- A deduction is also made for Premium Tax, if applicable, imposed by a federal, state or other governmental entity. Certain states impose a Premium Tax, currently ranging up to 4%. Some states assess the tax at the time Premium Payments are made; others assess the tax at the time of annuitization. Hartford will pay Premium Taxes at the time imposed under applicable law. At its sole discretion, Hartford may deduct Premium Taxes at the time Hartford pays such taxes to the applicable government authorities, at the time the Contract is surrendered, at the time the Death Benefit is paid, or on the Annuity Commencement Date.

    EXCEPTIONS TO CHARGES UNDER THE CONTRACT -- Hartford may offer, in its discretion, reduced fees and charges including, but not limited to, the mortality and expense risk charge and the Annual Maintenance Fee for certain sales (including employer sponsored savings plans) under circumstances which may result in savings of certain costs and expenses. Reductions in these fees and charges will not be unfairly discriminatory against any Contract Owner.

                            DEATH BEFORE THE ANNUITY
                               COMMENCEMENT DATE

    If the Contract Owner or the Annuitant dies before the Annuity Commencement Date, Hartford will pay a Death Benefit.

    If the deceased had not attained age 81, the Death Benefit is the greatest of:

(a) the Contract Value, or

(b) 100% of the total Premium Payments made to such Contract, reduced by any prior surrenders, or

(c) the Maximum Anniversary Value immediately preceding the date of death.

    The Maximum Anniversary Value is equal to the greatest Contract Anniversary value attained from the following: Hartford will calculate a Contract Anniversary value for each Contract Anniversary prior to the deceased's attained age 81. The Contract Anniversary value is equal to the Contract Value on a Contract Anniversary, increased by the dollar amount of any Premium Payments made since that anniversary and reduced by the dollar amount of any partial surrenders since that anniversary.

    If the deceased had attained age 81, then the Death Benefit is the greatest of:

(a) the Contract Value, or

(b) 100% of the total Premium Payments made to such Contract, reduced by any prior surrenders, or

(c) the Maximum Anniversary Value at the deceased's attained age 80, reduced by any prior surrenders and increased by premiums paid.

    If the Contract Owner or Annuitant dies before the Annuity Commencement Date and a Death Benefit is payable to the Beneficiary, the Death Benefit will be calculated as of the date Hartford receives written notification of Due Proof of Death. Any Annuity payments made or after the date of death, but before receipt of written notification of Due Proof of Death will be recovered by Hartford from the Payee.

    The calculated Death Benefit will remain invested in the Separate Account in accordance with the last allocation instructions given by the Contract Owner until the proceeds are paid or Hartford receives new settlement instructions from the Beneficiary. During the time period between Hartford's receipt of written notification of Due Proof of Death and Hartford's receipt of the complete settlement instructions, the calculated Death Benefit will remain invested in the Sub-Account(s) previously elected by the Contract Owner and will be subject to market fluctuations.

HARTFORD LIFE INSURANCE COMPANY                                               15
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    IF THE CONTRACT OWNER DIES before the Annuity Commencement Date, any surviving joint Contract Owner becomes the Beneficiary. If there is no surviving joint Contract Owner, the designated Beneficiary will be the Beneficiary. If the Contract Owner's spouse is the sole Beneficiary and the Annuitant is living, the spouse may elect, in lieu of receiving the Contract Value, to be treated as the Contract Owner. If no Beneficiary designation is in effect or if the Beneficiary has predeceased the Contract Owner, the Contract Owner's estate will be the Beneficiary.

    IF THE ANNUITANT DIES before the Annuity Commencement Date, the Contingent Annuitant will become the Annuitant. If either (a) there is no Contingent Annuitant, (b) the Contingent Annuitant predeceases the Annuitant, or (c) if any sole Contract Owner dies before the Annuity Commencement Date, the Beneficiary, as determined under the Contract control provisions, will receive the Death Benefit. However, if the Annuitant dies prior to the Annuity Commencement Date and the Contract Owner is living, the Contract Owner shall be the Beneficiary. In that case, the rights of any designated Beneficiary shall be void.

                         DEATH ON OR AFTER THE ANNUITY
                               COMMENCEMENT DATE

    If the Annuitant dies on or after the Annuity Commencement Date, Hartford will pay the Death Benefit under the following Annuity payment options: Life Annuity with Cash Refund and Life Annuity with Payment for a Period Certain.

    PAYMENT FOR A PERIOD CERTAIN -- The Death Benefit on or after the Annuity Commencement Date, under the Payment for a Period Certain Annuity payment option is as follows:

    IF THE ANNUITANT DIES on or after the Annuity Commencement Date, the Beneficiary will have the option of having payments continue to the Beneficiary for the remainder of the period or taking the Death Benefit in one sum. If the Beneficiary opts to take the Death Benefit in one sum, the Death Benefit will equal the Commuted Value.

    IF A CONTRACT OWNER WHO IS NOT THE ANNUITANT DIES on or after the Annuity Commencement Date, any surviving joint Contract Owner becomes the sole Contract Owner. If there is no surviving Contract Owner, the Beneficiary becomes the new Contract Owner. If any Contract Owner dies, the remaining Annuity payments will be distributed at least as rapidly as under the method of distribution being used as of the date of such death.

    LIFE ANNUITY WITH CASH REFUND -- The Death Benefit on or after the Annuity Commencement Date, under the Life Annuity with Cash Refund Annuity payment option equals the Contract Value less Premium Tax used to purchase Annuity Units on the Annuity Calculation Date minus the sum of all Annuity payments made.

                    DISTRIBUTION REQUIREMENTS: PRIOR TO THE
                           ANNUITY COMMENCEMENT DATE

    The Death Benefit will be distributed based on the Contract Owner's or Annuitant's date of death and the Beneficiary's election:

(a) in a single lump sum, within 5 years from the death

(b) under an Annuity payment option provided that:

    (1) Annuity payments begin within one year of the date of death, and

    (2) Annuity payments are made in substantially equal installments over the life of the Beneficiary, or

    (3) Annuity payments are made in substantially equal installments over a period not greater than the life expectancy of the Beneficiary;

(c) if the sole Beneficiary is the spouse of the deceased Contract Owner, he or she may by written notice within one year of the Contract Owner's death, elect to continue the Contract as the new Contract Owner.If the spouse so elects, all of his or her rights as Beneficiary cease and if the deceased Contract Owner was also the sole Annuitant and appointed no Contingent Annuitant, he or she will become the Annuitant (For qualified plans, see "Appendix I", page 26); or

(d) if the Contract Owner is not an individual, then the "primary Annuitant" shall be treated as the Contract Owner under (a) and (b) above. For this purpose, the "primary Annuitant" means the individual, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Contract.

    The Death Benefit will only be paid after Hartford has received Due Proof of Death.

    There may be postponement in the payment of Death Benefits whenever (a) the New York Stock Exchange is closed, including for holidays and weekends, or trading on the New York Stock Exchange is restricted as determined by the Commission; (b) the Commission permits postponement and so orders; or (c) the Commission determines that an emergency exists making valuation of the amounts or disposal of securities not reasonably practicable.

                             SETTLEMENT PROVISIONS

    You select an Annuity Commencement Date and an Annuity payment option which may be on a fixed or variable basis, or a combination thereof. The Annuity Commencement Date will not be deferred beyond the end of Annuitant's age 90 or the end of Contract Year 10, whichever is later. (If the Contract is sold as part of a Charitable Remainder Trust, the Annuity Commencement Date may be

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deferred to the end of the Annuitant's age 100.) The Annuity Commencement Date and/or the Annuity payment option may be changed from time to time, but any change must be at least 30 days prior to the date on which Annuity payments are scheduled to begin.

    The Contract contains the 6 Annuity payment options described below and Option 7, the Annuity Proceeds Settlement Option. Annuity payment options 3, 5, 6 and the Annuity Proceeds Settlement Option are each available to Qualified Contracts only if the guaranteed payment period is less than the life expectancy of the Annuitant at the time the option becomes effective. Such life expectancy shall be computed on the basis of the mortality table prescribed by the IRS, or if none is prescribed, the mortality table then in use by Hartford. With respect to Non-Qualified Contracts, if you do not elect otherwise, Fixed Annuity payments will automatically begin on the Annuity Commencement Date under Annuity payment option 3 with Annuity payments guaranteed for 10 years. For Qualified Contracts and Contracts issued in Texas, if you do not elect otherwise, Fixed Annuity payments will begin automatically on the Annuity Commencement Date, under option 1 to provide a life Annuity.

    With the exception of Annuity payment Option 6, no surrenders are permitted after Annuity payments commence.

                            ANNUITY PAYMENT OPTIONS

    OPTION 1 -- Life Annuity

    Hartford makes Annuity payments for as long as the Annuitant lives. Under this option, a Payee would receive only one Annuity payment if the Annuitant dies after the first such payment, two Annuity payments if the Annuitant dies after the second payment, etc.

    OPTION 2 -- Life Annuity with a Cash Refund

    Hartford makes Variable Annuity payments as long as the Annuitant lives. If the Annuitant dies and the sum of all Annuity payments made are less than the Contract Value less Premium Tax on the Annuity Calculation Date, the Beneficiary is entitled to a Death Benefit. The Death Benefit equals the Contract Value less Premium Tax on the Annuity Calculation Date minus the sum of all Annuity payments made. This option is only available when for Variable Annuity payment using the 5% A.I.R.

    OPTION 3 -- Life Annuity with Payments for a Period Certain

    Hartford makes Annuity payments for as long as the Annuitant lives. At the time this option is selected, the Contract Owner must select a specific number of years (a minimum of 5 years and maximum of 100 minus the Annuitant's age). If the Annuitant dies before the specified number of years has passed, the Beneficiary will have the option of either having the payments continue to the Beneficiary for the remainder of the period or receiving the present value of the remaining payments in one sum. Some restrictions apply to Qualified Contracts with regards to the specified number of years for which payments are guaranteed. (See first paragraph under "Settlement Provisions," page 15.)

    OPTION 4 -- Joint and Last Survivor Life Annuity

    Hartford makes Annuity payments while the Annuitant and Joint Annuitant are living. After the death of either Annuitant, payments continue for as long as the other Annuitant lives. Under this option, a Payee would receive only one Annuity payment if the Annuitant and Joint Annuitant die after the first such payment, etc. At the time of purchase the Contract Owner must elect to have Annuity payments after the death of the first Annuitant made in amounts equal to 100%, 66.67% or 50% of the amount that would otherwise be paid.

    OPTION 5 -- Joint and Last Survivor Life Annuity with Payments for a Period Certain

    Hartford makes Annuity payments to the Payee while the Annuitant and Joint Annuitant are living. After the death of either Annuitant, Annuity payments continue to the Payee for as long as the Joint Annuitant lives. At the time of purchase, the Contract Owner must elect to have Annuity payments after the death of the first Annuitant made in amounts equal to 100%, 66.67% or 50% of the amount that would otherwise be paid. At the time this Option is selected, the Contract Owner must select a specific number of years (a minimum of five years and maximum of 100 minus the younger Annuitant's age). If the Annuitant and Joint Annuitant die before the specified number of years has passed, the Beneficiary will have the option of either having the payments continue to the Beneficiary for the remainder of the period or receiving the present value of the remaining payments in one sum. Some restrictions apply to Qualified Contracts with regards to the specified number of years for which payments are guaranteed. (See first paragraph under "Settlement Provisions," page 15.)

    OPTION 6 -- Payments for a Period Certain

    Hartford makes Annuity payments for the number of years (a minimum of 5 years and maximum of 100 minus the Annuitants age) selected by the Contract Owner. If the Annuitant dies before the specified number of years have passed, Annuity payments to the Beneficiary will continue until the specified number of years have elapsed. After the death of the Annuitant, the Beneficiary will have the option of either having the payments continue to the Beneficiary for the remainder of the period or receiving the present value of the remaining payments in one sum. Some restrictions apply to Qualified Contracts with regards to the

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specified number of years for which payments are guaranteed. (See first paragraph under "Settlement Provisions," page 15.)

                       ANNUITY PROCEEDS SETTLEMENT OPTION

    OPTION 7 -- Annuity Proceeds Settlement Option

    Proceeds from the Death Benefit may be left with Hartford for a period not to exceed 5 years from the date of the Contract Owner's death prior to the Annuity Commencement Date. These proceeds will remain in the Sub-Account(s) to which they were allocated at the time of death unless the Beneficiary elects to reallocate them. Full or partial surrenders may be made at any time. In the event of surrenders, the remaining value will equal the Contract Value of the proceeds left with Hartford, minus any surrenders. This option may not be available under certain Contracts issued in connection with Qualified Plans.

    Hartford may offer other Annuity payment options from time to time.

    VARIABLE AND FIXED ANNUITY PAYMENTS -- When an Annuity is effected under a Contract, unless otherwise specified, Contract Values (less applicable Premium Taxes) held in the Sub-Accounts will be applied to provide a Variable Annuity based on the pro rata amount in the various Sub-Accounts. YOU SHOULD CONSIDER THE QUESTION OF ALLOCATION OF CONTRACT VALUES (LESS APPLICABLE PREMIUM TAXES) AMONG SUB-ACCOUNTS OF THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT OF HARTFORD TO MAKE CERTAIN THAT ANNUITY PAYMENTS ARE BASED ON THE INVESTMENT ALTERNATIVE BEST SUITED TO YOUR NEEDS FOR RETIREMENT.

    The minimum Annuity payment is $50. No election may be made which results in a first payment of less than $50. If at any time Annuity payments are or become less than $50, Hartford has the right to change the frequency of payment to intervals that will result in payments of at least $50. For New York Contracts, the minimum monthly Annuity payment is $20. If any amount due is less than the minimum amount per year, Hartford may make such other settlement as may be equitable to the Payee.

    When Annuity payments are to commence, the value of the Contract is determined as the sum of the product of the value of the Accumulation Unit of each Sub-Account on that same day, and the number of Accumulation Units credited to each Sub-Account as of the date the Annuity is to commence.

    All Annuity payments under any option will occur the same day of the month as the Annuity Commencement Date, based on the payment frequency selected by the Contract Owner. Available payment frequencies include monthly, quarterly, semi-annual and annual. The payment frequency may not be charged after payment has begun.

                      ANNUITY CALCULATION DATE AND ANNUITY
                               COMMENCEMENT DATE

    The Contract Owner selects the Annuity Commencement Date in the application or order request. The Annuity Calculation Date will be no more than five Valuation Days before the Annuity Commencement Date. The Contract Value less any applicable Premium Tax is applied to purchase Annuity Units of the Sub-Accounts selected by the Contract Owner as of the Annuity Calculation Date. The first Annuity payment is computed using the value of such Annuity Units as of the Annuity Calculation Date.

                              INCOME PAYMENT DATES

    All Annuity payments after the first Annuity payment are computed and payable as of the Income Payment Dates. These dates are the same day of the month as the Annuity Commencement Date based on the Annuity payment frequency selected by the Contract Owner and shown on the specification page of the Contract. Available Annuity payment frequencies includes monthly, quarterly, semi-annual and annual. The Annuity payment frequency may not be changed once selected by the Contract Owner.

    In the event that the Contract Owner does not select a payment frequency, Annuity payments will be made monthly.

                           VARIABLE ANNUITY PAYMENTS

    THE FIRST VARIABLE ANNUITY PAYMENT -- Variable Annuity payments are periodic payments from Hartford to the designated Payee, the amount of which varies from one Income Payment Date to the next as a function of the net investment performance of the Sub-Accounts selected by the Contract Owner to support such Annuity payments. The dollar amount of the first Variable Annuity payment depends on the Annuity payment option chosen, the age of the Annuitant, the gender of the Annuitant (if applicable), the amount of Contract Value applied to purchase the Annuity payments, and the applicable annuity purchase rates based on the 1983a Individual Annuity Mortality table using projection scale G projected to the year 2000 and an AIR of not less than 3.0%.

    The dollar amount of the first Variable Annuity payment attributable to each Sub-Account is determined by dividing the dollar amount of the Contract Value less applicable Premium Tax applied to that Sub-Account on the Annuity Calculation Date by $1,000 and multiplying the result by the payment factor in the Contract for the selected

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Annuity payment option. The dollar value of the first Variable Annuity payment is the sum of the first Variable Annuity payments attributable to each Sub-Account.

    ANNUITY UNITS -- The number of Annuity Units attributable to a Sub-Account is derived by dividing the first Variable Annuity payment attributable to that Sub-Account by the Annuity Unit value for that Sub-Account for the Valuation Period ending on the Annuity Calculation Date or during which the Annuity Calculation Date falls if the Valuation Period does not end on such date. The number of Annuity Units attributable to each Sub-Account under a Contract remains fixed unless there is a transfer of Annuity Units between Sub-Accounts.

    SUBSEQUENT VARIABLE ANNUITY PAYMENTS -- The dollar amount of each subsequent Variable Annuity payment attributable to each Sub-Account is calculated on the Income Payment Date. It is determined by multiplying (a) by (b) and adding (c), where:

(a) is the number of Annuity Units of each Sub-Account credited under the Contract;

(b) is the Annuity Unit value (described below) for that Sub-Account; and

(c) is the results of each Sub-Account calculation.

    The total subsequent Variable Annuity payments equal the sum of the amounts attributable to each Sub-Account.

    Notwithstanding the foregoing, when an Income Payment Date would fall on a day that is not a Valuation Day, the Income Payment is computed as of the next Valuation Day. If the date of the month elected does not occur in a given month, i.e., the 29th, 30th, or 31st of a month, the payments will be computed as of the last Valuation Day of the month.

    The Annuity Unit value of each Sub-Account for any Valuation Period is equal to (a) multiplied by (b) multiplied by (c) where:

(a) is the Net Investment Factor for the Valuation Period for which the Annuity Unit value is being calculated;

(b) is the Annuity Unit value for the preceding Valuation Period; and

(c) is the Annuity Unit Factor.

    The Annuity Unit Factor neutralizes the AIR percentage (3%, 5%, or 6%). The daily Annuity Unit Factor corresponding to the AIR percentages of 3%, 5%, and 6% are 0.999919, 0.999866, and 0.999840, respectively.

    THE ASSUMED INVESTMENT RETURN (AIR) -- The Annuity Unit value will increase or decrease from one Income Payment Date to the next in direct proportion to the net investment return of the Sub-Account or Sub-Accounts supporting the Variable Annuity payments, less an adjustment to neutralize the selected AIR. Dividing what would otherwise be the Annuity Unit value by the AIR factor is necessary in order to adjust the change in the Annuity Unit value (resulting from the Net Investment Factor) so that the Annuity Unit value only changes to the extent that the Net Investment Factor represents a rate of return greater than or less than the AIR selected by the Contract Owner. Without this adjustment, the Net Investment Factor would decrease the Annuity Unit value to the extent that such value represented an annualized rate of return of less than 0.0% and increase the Annuity Unit value to the extent that such value represented an annualized rate of return of greater than 0.0%.

    Subject to state approval, the Contract permits Contract Owners to select one of three AIRs: 3%, 5% or 6%. A higher AIR will result in a higher initial payment, a more slowly rising series of subsequent payments when actual investment performance (minus any deductions and expenses) exceeds the AIR, and a more rapid drop in subsequent payments when actual investment performance (minus any deductions and expenses) is less than the AIR. The following examples may help clarify the impact of selecting one AIR over another:

1. If a Contract Owner selects a 3% AIR and if the net investment return of the Sub-Account for an Annuity payment period is equal to the pro-rated portion of the 3% AIR, the Variable Annuity payment attributable to that Sub-Account for that period will equal the Annuity payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 3% for a payment period, the Annuity payment for that period will be greater than the Annuity payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 3%, the Annuity payment for that period will be less than the Annuity payment for the prior period.

2. If a Contract Owner selects a 5% AIR and if the net investment return of the Sub-Account for an Annuity payment period is equal to the pro-rated portion of the 5% AIR, the Variable Annuity payment attributable to that Sub-Account for that period will equal the Annuity payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 5% for a payment period, the Annuity payment for that period will be greater than the Annuity payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 5%, the Annuity payment for that period will be less than the Annuity payment for the prior period.

3. If a Contract Owner selects a 6% AIR and if the net investment return of the Sub-Account for an Annuity payment period is equal to the pro-rated portion of the

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    6% AIR, the Variable Annuity payment attributable to that Sub-Account for that period will equal the Annuity payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 6% for a payment period, the Annuity payment for that period will be greater than the Annuity Payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 6%, the Annuity payment for that period will be less than the Annuity payment for the prior period.

    LEVEL VARIABLE ANNUITY PAYMENTS WOULD BE PRODUCED IF THE INVESTMENT RATE RETURNS REMAINED CONSTANT AND EQUAL TO THE A.I.R. IN FACT, PAYMENTS WILL VARY UP OR DOWN AS THE INVESTMENT RATE VARIES UP OR DOWN FROM THE A.I.R.

    EXCHANGE ("TRANSFER") OF ANNUITY UNITS -- After the Annuity Calculation Date, the Contract Owner may exchange (i.e., "transfer") the dollar value of a designated number of Annuity Units of a particular Sub-Account for an equivalent dollar amount of Annuity Units of another Sub-Account. On the date of the transfer, the dollar amount of a Variable Annuity payment generated from the Annuity Units of either Sub-Account would be the same. Transfers are executed as of the day Hartford receives a written request for a transfer. For guidelines refer to "Sub-Account Value Transfers Before and After the Annuity Commencement Date," page 11.

    FIXED ANNUITY -- Fixed Annuity payments are determined at annuitization by multiplying the Contract Value (less applicable Premium Taxes) by a rate to be determined by Hartford which is no less than the rate specified in the Fixed Annuity option tables in the Contract. The Annuity payment will remain level for the duration of the Annuity. Any Fixed Annuity allocation may not be changed.
                              ADDITIONAL CONTRACT
                                  INFORMATION

                                   ASSIGNMENT

    Ownership of a Contract described herein is generally assignable. However, if the Contracts are issued pursuant to some form of Qualified Plan, it is possible that the ownership of the Contracts may not be transferred or assigned depending on the type of qualified retirement plan involved. An assignment of a Non-Qualified Contract may be deemed a distribution which subjects the assignment proceeds to income taxes and certain penalty taxes.

                           MISSTATEMENT OF AGE OR SEX

    If the Annuitant's stated age and/or sex in the Contract are incorrect, Hartford will change the benefits payable to those which the Premium Payments would have purchased for the correct age and sex. Sex is not a factor when Annuity Benefits are based on unisex annuity payment rate tables. If Annuity payments were made based on incorrect age or sex, we will increase or reduce a later Annuity payment or payments to adjust for the error. Any adjustment will include interest, at a rate of 4% per year, from the date of wrong payment to the date the adjustment is made.

                             CONTRACT MODIFICATION

    Hartford reserves the right to modify the Contract, but only if such modification: (a) is necessary to make the Contract or the Separate Account comply with any law or regulation issued by a governmental agency to which Hartford is subject; or (b) is necessary to assure continued qualification of the Contract under the Code or other federal or state laws relating to retirement annuities or annuity Contracts; or (c) is necessary to reflect a change in the operation of the Separate Account or the Sub-Account(s) or (d) provides additional Separate Account options or (e) withdraws Separate Account options. In the event of any such modification Hartford will provide notice to the Contract Owner or to the payee(s) during the Annuity period. Hartford may also make appropriate endorsement to the Contract to reflect such modification.

                           FEDERAL TAX CONSIDERATIONS

    What are some of the federal tax consequences which affect these Contracts?

  A. GENERAL

    SINCE THE TAX LAW IS COMPLEX AND SINCE TAX CONSEQUENCES WILL VARY ACCORDING TO THE ACTUAL STATUS OF THE CONTRACT OWNER INVOLVED AND THE TYPE OF PLAN UNDER WHICH THE CONTRACT IS PURCHASED, LEGAL AND TAX ADVICE MAY BE NEEDED BY A PERSON, TRUSTEE OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A CONTRACT DESCRIBED HEREIN.

    It should be understood that any detailed description of the federal income tax consequences regarding the purchase of these Contracts cannot be made in this Prospectus and that special tax rules may be applicable with respect to certain purchase situations not discussed herein. In addition, no attempt is made here to consider any applicable state or other tax laws. For detailed information, a qualified tax adviser should always be consulted. The discussion here and in Appendix I, commencing on page 26, is

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based on Hartford's understanding of existing federal income tax laws as they are currently interpreted.

  B. TAXATION OF HARTFORD AND
     THE SEPARATE ACCOUNT

    The Separate Account is taxed as part of Hartford which is taxed as a life insurance company in accordance with the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the Separate Account will not be taxed as a "regulated investment company" under subchapter M of Chapter 1 of the Code. Investment income and any realized capital gains on the assets of the Separate Account are reinvested and are taken into account in determining the value of the Accumulation and Annuity Units (See "Contract Value -- Before the Annuity Commencement Date" commencing on page 10). As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Contract.

    No taxes are due on interest, dividends and short-term or long-term capital gains earned by the Separate Account with respect to Qualified or Non-Qualified Contracts.

  C. TAXATION OF ANNUITIES -- GENERAL
     PROVISIONS AFFECTING PURCHASERS OTHER
     THAN QUALIFIED RETIREMENT PLANS

    Section 72 of the Code governs the taxation of annuities in general.

 1. NON-NATURAL PERSONS, CORPORATIONS, ETC.

    Section 72 contains provisions for Contract Owners which are non-natural persons. Non-natural persons include corporations, trusts, and partnerships. The annual net increase in the value of the Contract is currently includable in the gross income of a non-natural person unless the non-natural person holds the Contract as an agent for a natural person. There is an exception from current inclusion for certain annuities held in tax-qualified retirement arrangements, certain annuities held by structured settlement companies, certain annuities held by an employer with respect to a terminated tax-qualified retirement plan and certain immediate annuities. A non-natural person which is a tax-exempt entity for federal tax purposes will not be subject to income tax as a result of this provision.

    If the Contract Owner is not an individual, the primary Annuitant shall be treated as the Contract Owner for purposes of making distributions which are required to be made upon the death of the Contract Owner. If there is a change in the primary Annuitant, such change shall be treated as the death of the Contract Owner.

 2. OTHER CONTRACT OWNERS (NATURAL PERSONS).

    A Contract Owner is not taxed on increases in the value of the Contract until an amount is received or deemed received, e.g., in the form of a lump sum payment (full or partial value of a Contract) or as Annuity payments under the settlement option elected.

    The provisions of Section 72 of the Code concerning distributions are summarized briefly below. Also summarized are special rules affecting distributions from Contracts obtained in a tax-free exchange for other annuity contracts or life insurance contracts which were purchased prior to August 14, 1982.

    A. DISTRIBUTIONS PRIOR TO THE ANNUITY COMMENCEMENT DATE.

 i. Total premium payments less amounts received which were not includable in gross income equal the "investment in the contract" under Section 72 of the Code.

 ii. To the extent that the value of the Contract (ignoring any surrender charges except on a full surrender) exceeds the "investment in the contract," such excess constitutes the "income on the contract."

 iii. Any amount received or deemed received prior to the Annuity Commencement Date (e.g., upon a partial surrender) is deemed to come first from any such "income on the contract" and then from "investment in the contract," and for these purposes such income on the contract shall be computed by reference to any aggregation rule in subparagraph 2.c. below. As a result, any such amount received or deemed received (1) shall be includable in gross income to the extent that such amount does not exceed any such "income on the contract," and (2) shall not be includable in gross income to the extent that such amount does exceed any such "income on the contract." If at the time that any amount is received or deemed received there is no "income on the contract" (e.g., because the gross value of the Contract does not exceed the "investment in the contract" and no aggregation rule applies), then such amount received or deemed received will not be includable in gross income, and will simply reduce the "investment in the contract."

 iv. The receipt of any amount as a loan under the Contract or the assignment or pledge of any portion of the value of the Contract shall be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b.

 v. In general, the transfer of the Contract, without full and adequate consideration, will be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b. This transfer rule does not apply, however, to certain transfers of property between spouses or as a result of divorce.

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    B. DISTRIBUTIONS AFTER THE ANNUITY
      COMMENCEMENT DATE.

    Annuity payments made periodically after the Annuity Commencement Date are includable in gross income to the extent the payments exceed the amount determined by the application of the ratio of the "investment in the contract" to the total amount of the payments to be made after the Annuity Commencement Date (the "exclusion ratio").

 i. When the total of amounts excluded from income by application of the exclusion ratio is equal to the investment in the contract as of the Annuity Commencement Date, any additional payments (including surrenders) will be entirely includable in gross income.

 ii. If the annuity payments cease by reason of the death of the Annuitant and, as of the date of death, the amount of annuity payments excluded from gross income by the exclusion ratio does not exceed the investment in the contract as of the Annuity Commencement Date, then the remaining portion of unrecovered investment shall be allowed as a deduction for the last taxable year of the Annuitant.

 iii. Generally, nonperiodic amounts received or deemed received after the Annuity Commencement Date are not entitled to any exclusion ratio and shall be fully includable in gross income. However, upon a full surrender after such date, only the excess of the amount received (after any surrender charge) over the remaining "investment in the contract" shall be includable in gross income (except to the extent that the aggregation rule referred to in the next subparagraph c. may apply).

    C. AGGREGATION OF TWO OR MORE ANNUITY CONTRACTS.

    Contracts issued after October 21, 1988 by the same insurer (or affiliated insurer) to the same Contract Owner within the same calendar year (other than certain contracts held in connection with a tax-qualified retirement arrangement) will be treated as one annuity Contract for the purpose of determining the taxation of distributions prior to the Annuity Commencement Date. An annuity contract received in a tax-free exchange for another annuity contract or life insurance contract may be treated as a new Contract for this purpose. Hartford believes that for any annuity subject to such aggregation, the values under the Contracts and the investment in the contracts will be added together to determine the taxation under subparagraph 2.a., above, of amounts received or deemed received prior to the Annuity Commencement Date. Withdrawals will first be treated as withdrawals of income until all of the income from all such Contracts is withdrawn. As of the date of this Prospectus, there are no regulations interpreting this provision.

    D. 10% PENALTY TAX -- APPLICABLE TO CERTAIN WITHDRAWALS AND ANNUITY
       PAYMENTS.

 i. If any amount is received or deemed received on the Contract (before or after the Annuity Commencement Date), the Code applies a premature distribution penalty tax equal to ten percent of the portion of the amount includable in gross income, unless an exception applies.

 ii. The 10% penalty tax will not apply to the following distributions (exceptions vary based upon the precise plan involved):

    1. Distributions made on or after the date the Contract Owner has attained the age of 59 1/2.

    2. Distributions made on or after the death of the holder or where the holder is not an individual, the death of the primary annuitant.

    3.  Distributions attributable to a Contract Owner's becoming disabled.

    4. A distribution that is part of a scheduled series of substantially equal periodic payments for the life (or life expectancy) of the Contract Owner (or the joint lives or life expectancies of the Contract Owner and the Contract Owner's Beneficiary).

    5. Distributions of amounts which are allocable to the investment in the contract prior to August 14, 1982 (see next subparagraph e.).

    E. SPECIAL PROVISIONS AFFECTING CONTRACTS OBTAINED THROUGH A TAX-FREE EXCHANGE OF OTHER ANNUITY OR LIFE INSURANCE CONTRACTS PURCHASED PRIOR TO AUGUST 14, 1982.

    If the Contract was obtained by a tax-free exchange of a life insurance or annuity contract purchased prior to August 14, 1982, then any amount received or deemed received prior to the Annuity Commencement Date shall be deemed to come
(1) first from the amount of the "investment in the contract" prior to August 14, 1982 ("pre-8/14/82 investment") carried over from the prior Contract, (2) then from the portion of the "income on the contract" (carried over to, as well as accumulating in, the successor Contract) that is attributable to such pre-8/14/82 investment, (3) then from the remaining "income on the contract" and
(4) last from the remaining "investment in the contract." As a result, to the extent that such amount received or deemed received does not exceed such pre-8/14/82 investment, such amount is not includable in gross income. In addition, to the extent that such amount received or deemed received does not exceed the sum of (a) such pre-8/14/82 investment and (b) the "income on the contract" attributable thereto, such amount is not subject to the 10% penalty tax. In all other respects, amounts received or deemed received from such post-

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exchange Contracts are generally subject to the rules described in this subparagraph 3.

    F. REQUIRED DISTRIBUTIONS.

 i. Death of Contract Owner or Primary Annuitant

    Subject to the alternative election or spouse beneficiary provisions in ii or iii below:

    1. If any Contract Owner dies on or after the Annuity Commencement Date and before the entire interest in the Contract has been distributed, the remaining portion of such interest shall be distributed at least as rapidly as under the method of distribution being used as of the date of such death;

    2. If any Contract Owner dies before the Annuity Commencement Date, the entire interest in the Contract will be distributed within 5 years after such death; and

    3.  If the Contract Owner is not an individual, then for purposes of 1. or
        2. above, the primary annuitant under the Contract shall be treated as the Contract Owner, and any change in the primary annuitant shall be treated as the death of the Contract Owner. The primary annuitant is the individual, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Contract.

 ii. Alternative Election to Satisfy Distribution Requirements

     If any portion of the interest of a Contract Owner described in I. above is payable to or for the benefit of a designated beneficiary, such beneficiary may elect to have the portion distributed over a period that does not extend beyond the life or life expectancy of the beneficiary. The election and payments must begin within a year of the death.

 iii. Spouse Beneficiary

      If any portion of the interest of a Contract Owner is payable to or for the benefit of his or her spouse, and the Annuitant or Contingent Annuitant is living, such spouse shall be treated as the Contract Owner of such portion for purposes of section I. above.

 3. DIVERSIFICATION REQUIREMENTS.

    Section 817 of the Code provides that a variable annuity contract will not be treated as an annuity contract for any period during which the investments made by the separate account or underlying fund are not adequately diversified in accordance with regulations prescribed by the Treasury Department. If a Contract is not treated as an annuity contract, the Contract Owner will be subject to income tax on the annual increases in cash value.

    The Treasury Department has issued diversification regulations which generally require, among other things, that no more than 55% of the value of the total assets of the segregated asset account underlying a variable contract is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In addition, in the case of government securities, each government agency or instrumentality shall be treated as a separate issuer.

    A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may comply within a reasonable period and avoid the taxation of contract income on an ongoing basis. However, either the company or the Contract Owner must agree to pay the tax due for the period during which the diversification requirements were not met.

    Hartford monitors the diversification of investments in the separate accounts and tests for diversification as required by the Code. Hartford intends to administer all contracts subject to the diversification requirements in a manner that will maintain adequate diversification.

 4. OWNERSHIP OF THE ASSETS IN THE SEPARATE ACCOUNT.

    In order for a variable annuity contract to qualify for tax deferral, assets in the segregated asset accounts supporting the variable contract must be considered to be owned by the insurance company and not by the variable contract owner for tax purposes. The Internal Revenue Service ("IRS") has issued several rulings which discuss investor control. The IRS has ruled that certain incidents of ownership by the contract owner, such as the ability to select and control investments in a separate account, could cause the contract owner to be treated as the owner of the assets for tax purposes.

    Further, in the explanation to the temporary Section 817 diversification regulations, the Treasury Department noted that the temporary regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." The explanation further indicates that "the temporary regulations provide that in appropriate cases a segregated asset account may include multiple sub-accounts, but do not specify the extent to which policyholders may direct their investments to particular sub-accounts without being treated as the owners of the underlying assets. Guidance on this and other issues will be provided in regulations or

HARTFORD LIFE INSURANCE COMPANY                                               23
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revenue rulings under Section 817(d), relating to the definition of variable contract." The final regulations issued under Section 817 did not provide guidance regarding investor control, and as of the date of this prospectus, no other such guidance has been issued. Further, Hartford does not know if or in what form such guidance will be issued. In addition, although regulations are generally issued with prospective effect, it is possible that regulations may be issued with retroactive effect. Due to the lack of specific guidance regarding the issue of investor control, there is necessarily some uncertainty regarding whether a Contract Owner could be considered the owner of the assets for tax purposes. Hartford reserves the right to modify the contracts, as necessary, to prevent Contract Owners from being considered the owners of the assets in the separate accounts.

  D. FEDERAL INCOME TAX WITHHOLDING

    The portion of a distribution which is taxable income to the recipient will be subject to federal income tax withholding, pursuant to Section 3405 of the Code. The application of this provision is summarized below:

 1. NON-PERIODIC DISTRIBUTIONS.

    The portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding unless the recipient elects not to have taxes withheld. If an election not to have taxes withheld is not provided, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. If the necessary election forms are not submitted to Hartford, Hartford will automatically withhold 10% of the taxable distribution.

 2. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE
    YEAR).

    The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding as if the recipient were married claiming three exemptions unless the recipient elects otherwise. A recipient may elect not to have income taxes withheld or to have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested.

  E. GENERAL PROVISIONS AFFECTING
     TAX-QUALIFIED RETIREMENT PLANS

    The Contract may be used for a number of qualified retirement plans. If the Contract is being purchased with respect to some form of qualified retirement plan, please refer to Appendix I commencing on page 26 for information relative to the types of plans for which it may be used and the general explanation of the tax features of such plans.

  F. ANNUITY PURCHASES BY NONRESIDENT
    ALIENS AND FOREIGN CORPORATIONS

    The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on annuity distributions at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity purchase.

                               OTHER INFORMATION

                         DISTRIBUTION OF THE CONTRACTS

    Hartford Securities Distribution Company, Inc. ("HSD") serves as principal underwriter for the securities issued with respect to the Separate Account. HSD is an affiliate of Hartford. Hartford's parent company indirectly owns 100% of HSD. The principal business address of HSD is the same as that of Hartford.

    The securities will be sold by salespersons of HSD who represent Hartford as insurance and by variable annuity agents who are registered representatives of Broker-Dealers who have entered into distribution agreements with HSD.

    HSD is registered with the Commission under the Securities Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc.

    Commissions will be paid by Hartford and will not be more than 1% of Premium Payments. Trail commissions of 1% annually will be paid on a quarterly basis beginning after the first Contract Year. From time to time, Hartford may pay or permit other promotional incentives, in cash or credit or other compensation.

    Broker-dealers or financial institutions are compensated according to a schedule set forth by HSD and any applicable rules or regulations for variable insurance compensation. Compensation is generally based on premium payments made by policyholders or Contract Owners. This compensation is usually paid from the sales charges described in this Prospectus.

    In addition, a broker-dealer or financial institution may also receive additional compensation for, among other things, training, marketing or other services provided. HSD, its affiliates or Hartford may also make compensation

24                                               HARTFORD LIFE INSURANCE COMPANY
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arrangements with certain broker-dealers or financial institutions based on total sales by the broker-dealer or financial institution of insurance products. These payments, which may be difference for broker-dealers or financial institutions, will be made by HSD, its affiliates or Hartford out of their own assets and will not effect the amounts paid by the policyholders or Contract Owners to purchase, hold or surrender variable insurance products.

    The securities may also be sold directly to employees of Hartford and Hartford Fire Insurance Company, an affiliate of Hartford, without compensation to HSD salespersons. The securities will be credited with an additional 5% of the employee's Premium Payment by Hartford. This additional percentage of Premium Payment in no way affects present or future charges, rights, benefits or current Contract Values of other Contract Owners.

                                 LEGAL MATTERS

    There are no material legal proceedings to which the Separate Account is a party.

    Counsel with respect to federal laws and regulations applicable to the issue and sale of the Contracts and with respect to Connecticut law is Lynda Godkin, General Counsel, Hartford Life, P.O. Box 2999, Hartford, Connecticut 06104-2999.

                                   YEAR 2000

    The Year 2000 issue relates to the ability or inability of computer systems to properly process information and data containing or related to dates beginning with the year 2000 and beyond. The Year 2000 issue exists because, historically, many computer systems that are in use today were developed years ago when a year was identified using a two-digit field rather than a four-digit field. As information and data containing or related to the century date are introduced to computer hardware, software and other systems, date sensitive systems may recognize the year 2000 as 1900, or not at all, which may result in computer systems processing information incorrectly. This, in turn, may significantly and adversely affect the integrity and reliability of information databases and may result in a wide variety of adverse consequences to a company. In addition, Year 2000 problems that occur with third parties with which a company does business, such as suppliers, computer vendors and others, may also adversely affect any given company.

    As an insurance and financial services company, Hartford has thousands of individual and business customers that have purchased or invested in insurance policies, annuities, mutual funds and other financial products. Nearly all of these policies and products contain date sensitive data, such as policy expiration dates, birth dates, premium payments dates and the like. In addition, Hartford has business relationships with numerous third parties that affect virtually all aspects of its business, including, without limitation, suppliers, computer hardware and software vendors, insurance agents and brokers, securities broker-dealers and other distributors of financial products.

    Beginning in 1990, Hartford began working on making its computer systems Year 2000 ready, either by installing new programs or by replacing systems. In January 1998, Hartford commenced a company-wide program to further identify, assess and remediate the impact of Year 2000 problems in all of Hartford's business segments. Hartford currently anticipates that this internal program will be substantially completed by the end of 1998, and testing of computer systems will continue through 1999.

    In addition, as part of its Year 2000 program, Hartford is identifying third parties with which it has significant business relations in order to attempt to assess any potential impact on Hartford as a result of such third-party Year 2000 issues and remediation plans. Hartford currently anticipates that it will substantially complete this evaluation by the end of 1998, and will conduct systems testing with certain third parties through 1999. Hartford does not have control over these third parties and, as a result, Hartford cannot currently determine to what extent future operating results may be adversely affected by the failure of these third parties to successfully address their Year 2000 issues. Hartford will continue to assess Year 2000 risk exposures related to its own operations and its third-party relationships and is in the process of developing business contingency plans.

    The costs of addressing the Year 2000 issue that have been incurred through the six months ended June 30, 1998 have not been material to Hartford's financial condition or results of operations. Hartford will continue to incur costs related to its Year 2000 efforts and does not anticipate that the costs to be incurred will be material to its financial condition or results of operations.

                                    EXPERTS

    The audited financial statements and financial statement schedules included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.

HARTFORD LIFE INSURANCE COMPANY                                               25
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                             ADDITIONAL INFORMATION

    Inquiries will be answered by calling your representative or by writing:

  Hartford Life Insurance Company
  Attn: Individual Annuity Services
  P.O. Box 5085
  Hartford, Connecticut 06102-5085
  Telephone: (800) 862-6668 (Contract Owners)
            (800) 862-7155 (Registered Representatives)

26                                               HARTFORD LIFE INSURANCE COMPANY
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                                   APPENDIX I
              INFORMATION REGARDING TAX-QUALIFIED RETIREMENT PLANS

    The tax rules applicable to tax-qualified contract owners, including restrictions on contributions and distributions, taxation of distributions and tax penalties, vary according to the type of plan as well as the terms and conditions of the plan itself. Various tax penalties may apply to contributions in excess of specified limits, to distributions in excess of specified limits, to distributions which do not satisfy certain requirements and to certain other transactions with respect to qualified plans. Accordingly, this summary provides only general information about the tax rules associated with use of the Contract by a qualified plan. Contract owners, plan participants and beneficiaries are cautioned that the rights and benefits of any person to benefits are controlled by the terms and conditions of the plan regardless of the terms and conditions of the Contract. Some qualified plans are subject to distribution and other requirements, which are not incorporated into Hartford's administrative procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions comply with applicable law. Because of the complexity of these rules, owners, participants and beneficiaries are encouraged to consult their own tax advisors as to specific tax consequences.

  A. TAX-QUALIFIED PENSION OR
     PROFIT-SHARING PLANS

    Provisions of the Code permit eligible employers to establish tax-qualified pension or profit sharing plans (described in Section 401(a) and 401(k), if applicable, and exempt from taxation under Section 501(a) of the Code), and Simplified Employee Pension Plans (described in Section 408(k)). Such plans are subject to limitations on the amount that may be contributed, the persons who may be eligible and the time when distributions must commence. Employers intending to use these contracts in connection with such plans should seek competent tax and other legal advice.

  B. TAX SHELTERED ANNUITIES
     UNDER SECTION 403(b)

    Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts, and, subject to certain limitations, exclude such contributions from gross income. Generally, such contributions may not exceed the lesser of $10,000 (indexed) or 20% of the employees "includable compensation" for his most recent full year of employment, subject to other adjustments. Special provisions may allow some employees to elect a different overall limitation.

    Tax-sheltered annuity programs under Section 403(b) are subject to a PROHIBITION AGAINST DISTRIBUTIONS FROM THE CONTRACT ATTRIBUTABLE TO CONTRIBUTIONS MADE PURSUANT TO A SALARY REDUCTION AGREEMENT unless such distribution is made:

(1) after the participating employee attains age 59 1/2;

(2) upon separation from service;

(3) upon death or disability; or

(4) in the case of hardship (and, in the case of hardship, any income attributable to such contributions may not be distributed).

    Generally, the above restrictions do not apply to distributions attributable to cash values or other amounts held under a section 403(b) contract as of December 31, 1988.

  C. DEFERRED COMPENSATION PLANS
     UNDER SECTION 457

    Employees and independent contractors performing services for eligible employers may have contributions made to the Deferred Compensation Plan of their employer in accordance with the employer's plan and Section 457 of the Code.
Section 457 places limitations on contributions to Eligible Deferred Compensation Plans maintained by a State ("State" means a State, a political sub-division of a State, and an agency or instrumentality of a State or political sub-division of a State) or other tax-exempt organization. Generally, the limitation is 33 1/3% of includable compensation (typically 25% of gross compensation) or $7,500 (indexed), whichever is less. Such a plan may also provide for additional "catch-up" deferrals during the three taxable years ending before a participant attains normal retirement age.

    An employee electing to participate in an Eligible Deferred Compensation Plan should understand that his or her rights and benefits are governed strictly by the terms of the plan and that the employer is the legal owner of any contract issued with respect to the plan. The employer, as owner of the contract(s), retains all voting and redemption rights which may accrue to the contract(s) issued with respect to the plan. The participating employee should look to the terms of his or her plan for any charges in regard to participating therein other than those disclosed in this Prospectus. Participants should also be aware that effective August 20, 1996, the Small Business Job Protection Act of

HARTFORD LIFE INSURANCE COMPANY                                               27
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1996 requires that all assets and income of an Eligible Deferred Compensation Plan established by a governmental employer which is a State, a political subdivision of a State, or any agency or instrumentality of a State or political subdivision of a State, must be held in trust (or under certain specified annuity contracts or custodial accounts) for the exclusive benefit of participants and their beneficiaries. Special transition rules apply to such governmental Eligible Deferred Compensation Plans already in existence on August 20, 1996, and provide that such plans need not establish a trust before January 1, 1999. However, this requirement of a trust does not apply to amounts under an Eligible Deferred Compensation Plan of a tax-exempt (non-governmental) organization and such amounts will be subject to the claims of such tax-exempt employer's general creditors.

    In general, distributions from an Eligible Deferred Compensation Plan are prohibited under Section 457 unless made after the participating employee attains age 70 1/2, separates from service, dies, or suffers an unforeseeable financial emergency. Present federal tax law does not allow tax-free transfers or rollovers for amounts accumulated in a Section 457 plan except for transfers to other Section 457 plans in limited cases.

  D. INDIVIDUAL RETIREMENT ANNUITIES
     UNDER SECTION 408

    Section 408 of the Code permits eligible individuals to establish individual retirement programs through the purchase of Individual Retirement Annuities ("IRAs"). IRAs are subject to limitations on the amount that may be contributed, the contributions that may be deducted from taxable income, the persons who may be eligible and the time when distributions may commence. Also, distributions from certain qualified plans may be "rolled-over" on a tax-deferred basis into an IRA.

    IRAs generally may not invest in life insurance contracts. However, an annuity that is used as an IRA may provide a death benefit that equals the greater of the premiums paid and the annuity's cash value. The Contract offers an enhanced Death Benefit that may exceed the greater of the Contract Value and total Premium Payments less prior surrenders. For Contracts issued in most states, Hartford has obtained approval from the Internal Revenue Service to use the Contract as an IRA. For Contracts issued in New York, Hartford has asked the Internal Revenue Service to approve use of the Contract as an IRA, but there is no assurance that approval will be granted.

    Special rollover rules apply to SIMPLE IRAs. Amounts can be rolled over from one SIMPLE IRA to another SIMPLE IRA. However, amounts can be rolled over from a SIMPLE IRA to a regular IRA only after two years have expired since the participant first commenced participation in the SIMPLE IRA. Amounts cannot be rolled over to a SIMPLE IRA from a qualified plan or a regular IRA. Hartford is a non designated financial institution.

    Effective after December 31, 1997, the Contract can be offered as ROTH IRAs under Section 408A of the Code. Contributions to a ROTH IRA are not deductible. Subject to special limitations, a distribution from a regular IRA may be rolled over to a ROTH IRA. However, a rollover to a ROTH IRA is not excludable from gross income. If certain specified conditions are met, qualified distributions from a ROTH IRA are tax-free.

  E. TAX PENALTIES

    Distributions from retirement plans are generally taxed under Section 72 of the Code. Under these rules, a portion of each distribution may be excludable from income. The excludable amount is the portion of the distribution which bears the same ratio as the after-tax contributions bear to the expected return.

 1. PREMATURE DISTRIBUTION

    Distributions from an IRA or a qualified plan before an participant attains age 59 1/2 are generally subject to an additional tax equal to 10% of the taxable portion of the distribution. The 10% penalty does not apply to distributions made after the employee's death, on account of disability, for eligible medical expenses and distributions in the form of a life annuity and, except in the case of an IRA, certain distributions after separation from service after age 55. For these purposes, a life annuity means a scheduled series of substantially equal periodic payments for the life or life expectancy of the participant (or the joint lives or life expectancies of the participant and Beneficiary).

    In addition, effective for distributions made from an IRA after December 31, 1997, there is no such penalty tax on distributions that do not exceed the amount of certain qualifying higher education expenses, as defined by Section 72(t)(7) of the Code, or which are qualified first-time homebuyer distributions meeting the requirements of Section 72(t)(8) of the Code.

    If you are a participant in a SIMPLE IRA plan, you should be aware that the 10% penalty tax described above is increased to 25% with respect to non-exempt premature distributions made from your SIMPLE IRA during the first two years following the date you first commenced participation in any SIMPLE IRA plan of your employer.

 2. MINIMUM DISTRIBUTION TAX

    If the amount distributed is less than the minimum required distribution for the year, the participant is subject to a 50% tax on the amount that was not properly distributed.

28                                               HARTFORD LIFE INSURANCE COMPANY
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    An individual's interest in a tax-qualified retirement plan must generally be distributed, or begin to be distributed, not later than April 1 of the calendar year following the later of (i) the calendar year in which the individual attains age 70 1/2 or (ii) the calendar year in which the individual retires from service with the employer sponsoring the plan ("required beginning date"). However, the required beginning date for an individual who is a five (5) percent owner (as defined in the Code), or who is the owner of an IRA, is April 1 of the calendar year following the calendar year in which the individual attains age 70 1/2. The entire interest of the participant must be distributed beginning no later than this required beginning date over a period which may not extend beyond a maximum of the life expectancy of the participant and a designated Beneficiary. Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by dividing the account balance by the applicable life expectancy. This account balance is generally based upon the account value as of the close of business on the last day of the previous calendar year. In addition, minimum distribution incidental benefit rules may require a larger annual distribution.

    If an individual dies before reaching his or her required beginning date, the individual's entire interest must generally be distributed within five years of the individual's death. However, this rule will be deemed satisfied, if distributions begin before the close of the calendar year following the individual's death to a designated Beneficiary (or over a period not extending beyond the life expectancy of the beneficiary). If the Beneficiary is the individual's surviving spouse, distributions may be delayed until the individual would have attained age 70 1/2.

    If an individual dies after reaching his or her required beginning date or after distributions have commenced, the individual's interest must generally be distributed at least as rapidly as under the method of distribution in effect at the time of the individual's death.

 3. WITHHOLDING

    In general, distributions from IRAs and plans described in Section 457 of the Code are subject to regular wage withholding rules.

    Periodic distributions from other tax-qualified retirement plans that are made for a specified period of 10 or more years or for the life or life expectancy of the participant or the joint lives or life expectancies of the participant and beneficiary are generally subject to federal income tax withholding as if the recipient were married claiming three exemptions. The recipient of periodic distributions may generally elect not to have withholding apply or to have income taxes withheld at a different rate by providing a completed election form.

    Other distributions from such other tax-qualified plans are generally subject to mandatory income tax withholding at the flat rate of 20% unless such distributions are:

(a) the non-taxable portion of the distribution;

(b) required minimum distributions; or

(c) direct transfer distributions.

    Direct transfer distributions are direct payments to an IRA or to another eligible retirement plan under Code section 401(a)(31).

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                               TABLE OF CONTENTS
                                       TO
                      STATEMENT OF ADDITIONAL INFORMATION

 SECTION                                                                   PAGE
 ------------------------------------------------------------------------  ----
 DESCRIPTION OF HARTFORD LIFE INSURANCE COMPANY..........................
 SAFEKEEPING OF ASSETS...................................................
 INDEPENDENT PUBLIC ACCOUNTANTS..........................................
 DISTRIBUTION OF CONTRACTS...............................................
 CALCULATION OF YIELD AND RETURN.........................................
 PERFORMANCE COMPARISONS.................................................
 FINANCIAL STATEMENTS....................................................

This form must be completed for all tax sheltered annuities.

                     SECTION 403(b)(11) ACKNOWLEDGMENT FORM

    The Hartford variable annuity Contract which you have recently purchased is subject to certain restrictions imposed by the Tax Reform Act of 1986. Contributions to the Contract after December 31, 1988 and any increases in cash value after December 31, 1988 may not be distributed to you unless you have:

    a.  attained age 59 1/2,

    b.  separated from service,

    c.  died, or

    d.  become disabled.

Distributions of post December 31, 1988 contributions, excluding any income thereon, may also be made if you have experienced a financial hardship.

Also, there may be a 10% penalty tax for distributions made prior to age 59 1/2 because of financial hardship or separation from service.

Also, please be aware that your 403(b) Plan may also offer other financial alternatives other than the Hartford variable annuity. Please refer to your Plan.

    Please complete the following and return to:

    Hartford Life Insurance Company
    Individual Annuity Services
    P.O. Box 5085
    Hartford, CT 06102-5085

Name of Contract Owner/Participant
-------------------------------------------------------------------------

Address
--------------------------------------------------------------------------------

City or Plan/School District
--------------------------------------------------------------------------------

Date:
--------------------------------------------------------------------------------

Contract No:
--------------------------------------------------------------------------------

Signature:
--------------------------------------------------------------------------------

    To obtain a Statement of Additional Information, please complete the form below and mail to:

    Hartford Life Insurance Company
    Attn: Individual Annuity Services
    P.O. Box 5085
    Hartford, CT 06102-5085

    Please send a Statement of Additional Information for [PRODUCT NAME] to me at the following address:

----------------------------------------------------
                            Name

------------------------------------------------------------
                          Address

------------------------------------------------------------
    City/State                                        Zip
Code

                                        PART B

                          STATEMENT OF ADDITIONAL INFORMATION

                            HARTFORD LIFE INSURANCE COMPANY
                           THOMSON MCKINNON SEPARATE ACCOUNT
                                    [PRODUCT NAME]


This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the Prospectus.

To obtain a Prospectus, send a written request to Hartford Life Insurance
Company Attn:   Individual Annuity Services, P.O. Box 5085, Hartford, CT
06102-5085.


Date of Prospectus: May 1, 1999

Date of Statement of Additional Information: May 1, 1999

                                TABLE OF CONTENTS


SECTION                                                            PAGE
-------                                                            ----

DESCRIPTION OF HARTFORD LIFE  INSURANCE COMPANY . . . . . . . . .

SAFEKEEPING OF ASSETS . . . . . . . . . . . . . . . . . . . . . .

INDEPENDENT PUBLIC ACCOUNTANTS  . . . . . . . . . . . . . . . . .

DISTRIBUTION OF CONTRACTS . . . . . . . . . . . . . . . . . . . .

CALCULATION OF YIELD AND RETURN . . . . . . . . . . . . . . . . .

PERFORMANCE COMPARISONS . . . . . . . . . . . . . . . . . . . . .

FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . . .

                                       3
                  DESCRIPTION OF HARTFORD LIFE INSURANCE COMPANY

Hartford Life Insurance Company is a stock life insurance company engaged in the business of writing health and life insurance, both individual and group, in all states of the United States and the District of Columbia. Hartford was originally incorporated under the laws of Massachusetts on June 5, 1902,
and was subsequently redomiciled to Connecticut.   Its offices are located in
Simsbury, Connecticut; however, its mailing address is P.O. Box 2999, Hartford, CT 06104-2999. Hartford is a subsidiary of Hartford Fire Insurance Company, one of the largest multiple lines insurance carriers in the United States. Hartford is ultimately controlled by The Hartford Financial Services Group, Inc., a Delaware corporation.

                                   HARTFORD RATINGS


  RATING AGENCY                   EFFECTIVE     RATING    BASIS OF RATING
                               DATE OF RATING
-------------------------------------------------------------------------------

A.M. Best and Company, Inc.        9/9/97         A+    Financial soundness and
                                                        operating performance.


Standard & Poor's                  1/23/98        AA    Insurer financial
                                                        strength


Duff & Phelps                      1/23/98        AA+   Claims paying ability


                                 SAFEKEEPING OF ASSETS

Title to the assets of the Separate Account is held by Hartford. The assets are kept physically segregated and are held separate and apart from Hartford's general corporate assets. Records are maintained of all purchases and redemptions of Fund shares held in each of the Sub-Accounts.

                            INDEPENDENT PUBLIC ACCOUNTANTS

The audited financial statements and financial statement schedules included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.

                              DISTRIBUTION OF CONTRACTS

Hartford Securities Distribution Company, Inc. ("HSD") serves as principal underwriter for the securities issued with respect to the Separate Account and will offer the Contracts on a continuous basis.

HSD is an affiliate of Hartford. Hartford's parent company indirectly owns 100% of HSD. The principal business address of HSD is the same as that of Hartford.

The securities will be sold by salespersons of HSD, who represent Hartford as insurance and Variable Annuity agents and who are registered representatives of Broker-Dealers who have entered into distribution agreements with HSD.

HSD is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

                      CALCULATION OF YIELD AND RETURN

YIELD OF THE MONEY MARKET FUND SUB-ACCOUNT. As summarized in the Prospectus under the heading "Performance Related Information," the yield of the Money Market Fund Sub-Account for a seven day period (the "base period") will be computed by determining the "net change in value" (calculated as set forth below) of a hypothetical account having a balance of one accumulation unit of the Sub-Account at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Contract Owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7) with the resulting yield figure carried to the nearest hundredth of one percent. Net changes in value of a hypothetical account will include net investment income of the account (accrued daily dividends as declared by the underlying funds, less daily expense charges of the account) for the period, but will not include realized gains or losses or unrealized appreciation or depreciation on the underlying fund shares.


The effective yield is calculated by compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7 and subtracting 1 from the result, according to the following formula:

Effective Yield = [(Base Period Return + 1) 365/7] - 1


The yield and effective yield for the seven day period ending December 31, 1997 for the Money Market Fund Sub-Account is as follows:

                      ($30 Annual Maintenance Fee)
  Yield:              3.87%
  Effective Yield:    3.94%


THE MONEY MARKET FUND SUB-ACCOUNT'S YIELD AND EFFECTIVE YIELD WILL VARY IN RESPONSE TO FLUCTUATIONS IN INTEREST RATES AND IN THE EXPENSES OF THE SUB-ACCOUNT. THE CURRENT YIELD AND EFFECTIVE YIELD REFLECT RECURRING CHARGES ON THE SEPARATE ACCOUNT LEVEL, INCLUDING THE MAXIMUM ANNUAL MAINTENANCE FEE.

YIELDS OF BOND FUND, MORTGAGE SECURITIES FUND AND HIGH YIELD FUND SUB-ACCOUNTS. As summarized in the Prospectus under the heading "Performance Related Information," yields of these two Sub-Accounts will be computed by annualizing a recent month's net investment income, divided by a Fund share's net asset value on the last trading day of that month. Net changes in the value of a hypothetical account will assume the change in the underlying fund's "net asset value per share" for the same period in addition to the daily expense charge assessed at the sub-account level for the respective period. The Bond Fund, High Yield Fund and Mortgage Securities Fund Sub-Accounts' yields will vary from time to time depending upon market conditions and the composition of the underlying funds' portfolios. Yield should also be considered relative to changes in the value of the Sub-Accounts' shares and to the relative risks associated with the investment objectives and policies of the Hartford Bond Fund, Hartford High Yield Fund and Hartford Mortgage Securities Fund.


THE YIELD REFLECTS RECURRING CHARGES ON THE SEPARATE ACCOUNT LEVEL, INCLUDING THE ANNUAL MAINTENANCE FEE.


Yield calculations of the Bond Fund and Mortgage Securities Sub-Accounts used for illustration purposes reflect the interest earned by the Sub-Accounts, less applicable asset based charges assessed under the Contract over the base period. Yield quotations based on a 30 day period ended December 31, 1997 were computed by dividing the dividends and interests earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:


Example:

Current Yield Formula for the Sub-Account  2[((A-B)/(CD) + 1)6 - 1]

Where A = Dividends and interest earned during the period.
      B = Expenses accrued for the period (net of reimbursements).
      C = The average daily number of units outstanding during the period that
          were entitled to   receive dividends.
      D = The maximum offering price per unit on the last day of the period.


BOND FUND
     Yield =  4.77%

MORTGAGE SECURITIES FUND
     Yield =  5.08%

The yield for the Hartford High Yield Fund is not yet available because the Fund is new. At any time in the future, yields and total return may be higher or lower than past yields and there can be no assurance that any historical results will continue.

CALCULATION OF TOTAL RETURN. As summarized in the Prospectus under the heading "Performance Related Information," total return is a measure of the change in value of an investment in a Sub-Account over the period covered. The formula for total return used herein includes three steps: (1) calculating the value of the hypothetical initial investment of $1,000 as of the end of the period by multiplying the total number of units owned at the end of the period by the unit value per unit on the last trading day of the period; (2) assuming redemption at the end of the period and deducting any applicable contingent deferred sales charge and (3) dividing this account value for the hypothetical investor by the initial $1,000 investment and annualizing the result for periods of less than one year. Total return will be calculated for one year, five years and ten years or some other relevant periods if a Sub-Account has not been in existence for at least ten years.


The following are the standardized average annual total return quotations for the Sub-Accounts for the 1, 5, and 10 year periods ended December 31, 1997. (These returns assume a mortality and risk expense charge of 1.50% and an Annual Maintenance fee of $30.) No information is included for the High Yield Fund Sub-Account because as of December 31, 1997, the Sub-Account had not commenced operations.

                                            Since
Sub-Accounts                               Inception    1 Year    5 Year    10 Year
-------------------------------------------------------------------------------------

Bond Fund                                     5.41%      6.69%     3.17%      4.75%

Index Fund                                   10.38%     27.63%    15.06%     13.49%

Money Market Fund                             4.05%      0.88%     0.06%      1.43%

Mortgage Securities Fund                      5.33%      4.39%     2.30%      4.40%






In addition to the standardized total return, the Sub-Account may advertise a non-standardized total return. This figure will usually be calculated for one year, five years, and ten years or other periods. Non-standardized total return is measured in the same manner as the standardized total return described above, except that the Annual Maintenance Fee is not deducted. Therefore, non-standardized total return for a Sub-Account is higher than standardized total return for a Sub-Account.



The following are the non-standardized annualized total return quotations for the Sub-Accounts for the 1, 5, and 10 year periods ended December 31, 1997. (These returns assume a mortality and risk expense charge of 1.50% and an Annual Maintenance fee of $30.) No information is included for the High Yield Fund Sub-Account because as of December 31, 1997, the Sub-Account had not commenced operation.

                                            Since
Sub-Accounts                               Inception    1 Year    5 Year    10 Year
-------------------------------------------------------------------------------------

Bond Fund                                     7.46%      9.69%     6.06%      7.19%

Index Fund                                   12.83%     30.63%    17.70%     15.47%

Money Market Fund                             6.05%      3.88%     3.09%      4.17%

Mortgage Securities Fund                      7.44%      7.39%     5.25%      6.83%






                                PERFORMANCE COMPARISONS

YIELD AND TOTAL RETURN. Each Sub-Account may from time to time include its total return in advertisements or in information furnished to present or prospective shareholders. Each Sub-Account may from time to time include its yield and total return in advertisements or information furnished to present or prospective shareholders. Each Sub-Account may from time to time include in advertisements its total return (and yield in the case of certain Sub-Accounts) the ranking of those performance figures relative to such figures for groups of other annuities analyzed by Lipper Analytical Services and Morningstar, Inc. as having the same investment objectives.

The total return and yield may also be used to compare the performance of the Sub-Accounts against certain widely acknowledged outside standards or indices for stock and bond market performance. The Standard & Poor's Composite Index of 500 Stocks (the "S&P 500") is a market value-weighted and unmanaged index showing the changes in the aggregate market value of 500 stocks relative to the base period 1941-43.
 The S&P 500 is composed almost entirely of common stocks of companies listed on the New York Stock Exchange, although the common stocks of a few companies listed on the American Stock Exchange or traded over-the-counter are included. The 500 companies represented include about 400 industrial, 60 transportation and 40 financial services concerns. The S&P 500 represents about 80% of the market value of all issues traded on the New York Stock Exchange.

The NASDAQ-OTC Composite Price Index (The "NASDAQ Index") is a market value-weighted and unmanaged index showing the changes in the aggregate market value of approximately 3,500 stocks relative to the base measure of
100.00 on February 5, 1971. The NASDAQ Index is composed entirely of common stocks of companies traded over-the-counter and often through the National Association of Securities Dealers Automated Quotations ("NASDAQ") system. Only those over-the-counter stocks having only one market maker or traded on exchanges are excluded.

The Morgan Stanley Capital International EAFE Index (the "EAFE Index") is an unmanaged index, which includes over 1,000 companies representing the stock markets of Europe, Australia, New Zealand, and the Far East. The EAFE Index is weighted by market capitalization, and therefore, it has a heavy representation in countries with large stock markets, such as Japan.

The Shearson Lehman Government Bond Index (the "SL Government Index") is a measure of the market value of all public obligations of the U.S. Treasury; all publicly issued debt of all agencies of the U.S. Government and all quasi-federal corporations; and all corporate debt guaranteed by the U.S. Government. Mortgage-backed securities, flower bonds and foreign targeted issues are not included in the SL Government Index.

The Shearson Lehman Government/Corporate Bond Index (the "SL Government/Corporate Index") is a measure of the market value of approximately 5,300 bonds with a face value currently in excess of $1.3 trillion. To be included in the SL Government/Corporate Index, an issue must have amounts outstanding in excess of $1 million, have at least one year to maturity and be rated "Baa" or higher ("investment grade") by a nationally recognized rating agency.

                                 PART C

                          OTHER INFORMATION

Item 24.   Financial Statements and Exhibits

     (a) All financial statements are included in Part A and Part B of the Registration Statement.

     (b)  (1)   Resolution of the Board of Directors of Hartford Life Insurance
                Company ("Hartford") authorizing the establishment of the Separate Account to be filed by Amendment.

          (2)   Not applicable.

          (3)    (a) Principal Underwriter Agreement.1

          (3)    (b) Form of Dealer Agreement.1

          (4) Form of Individual Flexible Premium Variable Annuity Contract to be filed by Amendment.

          (5)   Form of Application to be filed by Amendment.

          (6)   (a) Certificate of Incorporation of Hartford.2

          (6)   (b) Bylaws of Hartford.3

          (7)   Not applicable.

          (8)   Not applicable.

          (9) Opinion and Consent of Lynda Godkin, Senior Vice President, General Counsel, and Corporate Secretary.

          (10) Consent of Arthur Andersen LLP, Independent Public Accountants to be filed by Amendment.

          (11)  No financial statements are omitted.

          (12)  Not applicable.


-------------------------------
         1 Incorporated by reference to Post Effective Amendment No. 3, to the Registration Statement File No. 33-73570, dated
                April 29, 1996.

         2 Incorporated by reference to Post Effective Amendment No. 19, to the Registration Statement File No. 33-73570, filed on
                April 14, 1997.

         3 Incorporated by reference to Post-Effective Amendment No. 2, to the Registration Statement File No. 33-73570, dated May 1, 1995.

          (13)  Not applicable.

          (14)  Not applicable.

          (15)  Copy of Power of Attorney.

          (16) Organizational Chart.


Item 25.  Directors and Officers of the Depositor


 NAME                        POSITION WITH HARTFORD

 Dong H. Ahn                 Vice President

 Wendell J. Bossen           Vice President

 Gregory A. Boyko            Senior Vice President, Director*

 Peter W. Cummins            Senior Vice President

 Ann M. de Raismes           Senior Vice President

 Timothy M. Fitch            Vice President and Actuary

 David T. Foy                Senior Vice President and Treasurer

 Bruce D. Gardner            Vice President

 J. Richard Garrett          Vice President and Assistant Treasurer

 John P. Ginnetti            Executive Vice President & Director of Asset
                             Management Services, Director*

 William A. Godfrey, III     Senior Vice President

 Lynda Godkin                Senior Vice President, General Counsel and
                             Corporate Secretary, Director*

 Lois W. Grady               Senior Vice President

 Christopher Graham          Vice President

 Mark E. Hunt                Vice President

 Stephen T. Joyce            Vice President

 Michael D. Keeler           Vice President

 Robert A. Kerzner           Senior Vice President

 David N. Levenson           Vice President

 Steven M. Maher             Vice President and Actuary

 William B. Malchodi, Jr.    Vice President

 Raymond J. Marra            Vice President

 Thomas M. Marra             Executive Vice President and Director, Individual
                             Life and Annuity Division, Director*

------------------------

 NAME                        POSITION WITH HARTFORD


 Robert F. Nolan, Jr.        Senior Vice President

 Joseph J. Noto              Vice President

 Michael C. O Halloran       Vice President

 Daniel E. O Sullivan        Vice President

 Craig R. Raymond            Senior Vice President and Chief Actuary

 Marry P. Robinson           Vice President

 Donald A. Salama            Vice President

 Timothy P. Schiltz          Vice President

 Lowndes A. Smith            President and Chief Executive Officer, Director*

 Keith A. Stevenson          Vice President

 Edward A. Sweeney           Vice President

 Judith V. Tilbor            Vice President

 Raymond P. Welnicki         Senior Vice President and Director, Employee
                             Benefit Division, Director*

 Walter C. Welsh             Senior Vice President

 Lizabeth H. Zlatkus         Senior Vice President, Director*

 David M. Znamierowski       Senior Vice President, Director*


Unless otherwise indicated, the principal business address of each the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

*Denotes Board of Directors.

Item 26. Persons Controlled By or Under Common Control with the Depositor or Registrant

           Filed herewith as Exhibit 16.

Item 27.   Number of Contract Owners


           As of ___________, 1999, there were ____________ Contract Owners.

Item 28.   Indemnification

           Under Section 33-772 of the Connecticut General Statutes, unless limited by its certificate of incorporation, the Registrant must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

           The Registrant may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal proceeding, had no reason to believe his conduct was unlawful. Conn. Gen. Stat. Section 33-771(a). Additionally, pursuant to Conn. Gen. Stat. Section 33-776, the Registrant may indemnify officers and employees or agents for liability incurred and for any expenses to which they becomes subject by reason of being or having been an employees or officers of the Registrant. Connecticut law does not prescribe standards for the indemnification of does not prescribe standards for that their indemnification may be broader than the right of indemnification granted to directors.

           The foregoing statements are specifically made subject to the detailed provisions of Section 33-770 et seq.

           Notwithstanding the fact that Connecticut law obligates the Registrant to indemnify a only a director that was successful on the merits in a suit, under Article III, Section 1 of the Registrant's bylaws, the Registrant must indemnify both directors and officers of the Registrant for (1) any claims and liabilities to which they become subject by reason of being or having been a directors or officers of the company and legal and
           (2) other expenses incurred in defending against such claims, in each case, to the extent such is consistent with statutory provisions.

           Additionally, the directors and officers of Hartford and Hartford Securities Distribution Company, Inc. ("HSD") are covered under a directors and officers liability insurance policy issued to The Hartford Financial Services Group, Inc. and its subsidiaries. Such policy will reimburse the Registrant for any payments that it shall make to directors and officers pursuant to law and will, subject to certain exclusions contained in the policy, further pay any other costs, charges and expenses and settlements and judgments arising from any proceeding involving any director or officer of the Registrant in his past or present capacity as such, and for which he may be liable, except as to any liabilities arising from acts that are deemed to be uninsurable.


           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.   Principal Underwriters

           (a) HSD acts as principal underwriter for the following investment companies:



               Hartford Life Insurance Company - Separate Account One
               Hartford Life Insurance Company - Separate Account Two
               Hartford Life Insurance Company - Separate Account Two
               (DC Variable Account I)
               Hartford Life Insurance Company - Separate Account Two
               (DC Variable Account II)
               Hartford Life Insurance Company - Separate Account Two
               (QP Variable Account)
               Hartford Life Insurance Company - Separate Account Two
               (Variable Account "A")
               Hartford Life Insurance Company - Separate Account Two
               (NQ Variable Account)
               Hartford Life Insurance Company - Putnam Capital Manager Trust Separate Account
               Hartford Life Insurance Company - Separate Account Three
               Hartford Life Insurance Company - Separate Account Five
               Hartford Life and Annuity Insurance Company - Separate
               Account One
               ITT Hartford Life and Annuity Insurance Company - Putnam
               Capital Manager  Trust Separate Account Two
               ITT Hartford Life and Annuity Insurance Company - Separate Account Three
               ITT Hartford Life and Annuity Insurance Company - Separate Account Five
               ITT Hartford Life and Annuity Insurance Company - Separate Account Six
               American Maturity Life Insurance Company - Separate Account AMLVA

          (b)  Directors and Officers of HSD


Name and Principal                    Business Address
Positions and Offices                 With  Underwriter
---------------------                 -----------------

Lowndes A. Smith                      President and Chief Executive Officer,
                                      Director

John P. Ginnetti                      Executive Vice President, Director

Thomas M. Marra                       Executive Vice President, Director

Peter W. Cummins                      Senior Vice President

Lynda Godkin                          Senior Vice President, General Counsel
                                      and Corporate Secretary

Donald E. Waggaman, Jr.               Treasurer

George R. Jay                         Controller

Paul E. Olson                         Supervising Registered Principal

James Cubanski                        Assistant Secretary

Stephen T. Joyce                      Assistant Secretary

Glen J. Kvadus                        Assistant Secretary

Name and Principal                    Business Address
Positions and Offices                 With  Underwriter
---------------------                 -----------------

Edward M. Ryan, Jr.                   Assistant Secretary

Unless otherwise indicated, the principal business address of each the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

Item 30.   Location of Accounts and Records

           All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by Hartford at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

Item 31.   Management Services

           All management contracts are discussed in Part A and Part B of this Registration Statement.

Item 32.   Undertakings

           (a) The Registrant hereby undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old so long as payments under the variable annuity Contracts may be accepted.

           (b) The Registrant hereby undertakes to include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.



           (c) The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

           (d) Hartford hereby represents that the aggregate fees and charges under the Contract are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

           The Registrant is relying on the no-action letter issued by the Division of Investment Management to American Counsel of Life Insurance, Ref. No. IP-6-88, November 28, 1988. The Registrant has complied with conditions one through four of the no-action letter.

                          SIGNATURES



As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the Town of Simsbury, and State of Connecticut on this 6th day of January, 1999.

HARTFORD LIFE INSURANCE COMPANY -
THOMSON MCKINNON SEPARATE ACCOUNT
    (Registrant)

*By:   Thomas M. Marra
       --------------------
     Thomas M. Marra, Executive Vice President


HARTFORD LIFE INSURANCE COMPANY                     *By: /s/ Marianne O'Doherty
      (Depositor)                                        ----------------------
                                                         Marianne O'Doherty
*By:   Thomas M. Marra                                   Attorney-in-Fact
       --------------------
       Thomas M. Marra, Executive Vice President


Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons and in the capacity and on the date indicated.


Gregory A. Boyko, Senior Vice President,
  Director *                                 *By:   /s/ Marianne O'Doherty
                                                    ----------------------
John P. Ginnetti, Executive Vice                     Marianne O'Doherty
 President and Director, Asset Management            Attorney-in-Fact
 Services, Director*                          Dated: January 6, 1999
Lynda Godkin, Senior Vice President, General
  Counsel and Corporate Secretary, Director*
Thomas M. Marra, Executive Vice
  President and Director, Individual Life and
  Annuity Division, Director *
Lowndes A. Smith, President and
  Chief Executive Officer, Director*
Raymond P. Welnicki, Senior Vice
  President and Director, Employee Benefit
  Division, Director *
Lizabeth H. Zlatkus, Senior Vice President,
  Director *
David M. Znamierowski, Senior Vice President,
  Director *

                          EXHIBIT INDEX



         (9) Opinion and Consent of Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary.
         (15)   Copy of Power of Attorney.
         (16)   Organizational Chart.